EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

by

RRC ACQUISITION, LLC, a Georgia limited liability company

and

REGIONAL RECYCLING LLC, an Alabama limited liability company,
METAL ASSET ACQUISITION, LLC, a Georgia limited liability company,
939 FORTRESS INVESTMENTS, LLC, a Georgia limited liability company,
FORTRESS APARTMENTS, LLC, a Georgia limited liability company,
INTEGRITY METALS, LLC, a Georgia limited liability company,
RCC RECYCLING, LLC, an Alabama limited liability company,
ALAN DREHER, an individual resident of the State of Alabama,
GEORGE DREHER, an individual resident of the State of Alabama,
PAUL DREHER, an individual resident of the State of Alabama,
JAMES J. FILLER, an individual resident of the State of Alabama,
TEJA JOUHAL, an individual resident of the State of Alabama, and
HERBERT MILLER, an individual resident of the State of Alabama

September 2, 2005

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TABLE OF CONTENTS
(CONTINUED)

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TABLE OF CONTENTS
(CONTINUED)

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SCHEDULES AND EXHIBITS

Schedule 2.2	Excluded Assets
Schedule 2.3	Assumed Liabilities
Schedule 3.2	Conflicts; Consents
Schedule 3.3	Subsidiaries
Schedule 3.6	Title to Properties
Schedule 3.10	Liabilities
Schedule 3.11	Taxes
Schedule 3.13	Employee Benefits
Schedule 3.14	Legal Requirements
Schedule 3.15	Litigation; Pending Proceedings
Schedule 3.16	Changes and Events
Schedule 3.17(a)	Contracts
Schedule 3.17(b)	Invalid, Not Binding, Unenforceable Contracts
Schedule 3.18	Insurance
Schedule 3.19	Environmental Matters
Schedule 3.20	Employees
Schedule 3.21	Labor Relations
Schedule 3.22	Intellectual Property
Schedule 3.23	Bank Accounts
Schedule 3.24	Relationships with Related Persons
Schedule 3.26	Members’ Percentage Interest
Schedule 4.2	Conflicts; Consents (Buyer)
Schedule 7.3	Material Consents

Exhibit 2.8(a)(iii)	Noncompetition Agreement

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”) is made and entered into as of September 2, 2005, by RRC ACQUISITION, LLC, a Georgia limited liability company (“Buyer”), and REGIONAL RECYCLING LLC, an Alabama limited liability company (the “Seller”), METAL ASSET ACQUISITION, LLC, a Georgia limited liability company (“Metal Asset”), 939 FORTRESS INVESTMENTS, LLC, a Georgia limited liability company (“939 Fortress”), and FORTRESS APARTMENTS, LLC, a Georgia limited liability company (“Fortress Apartments” and together with Seller, Metal Asset and 939 Fortress, collectively the “Seller Group Companies” and singularly a “Seller Group Company”), and INTEGRITY METALS, LLC, a Georgia limited liability company (“Integrity”), RCC RECYCLING, LLC, an Alabama limited liability company (“RCC”), ALAN DREHER, an individual resident of the State of Alabama (“A. Dreher’), GEORGE DREHER, an individual resident of the State of Alabama (“G. Dreher”), PAUL DREHER, an individual resident of the State of Alabama (“P. Dreher”), JAMES J. FILLER, an individual resident of the State of Alabama (“Filler”), TEJA JOUHAL, an individual resident of the State of Alabama (“Jouhal”) and HERBERT MILLER, an individual resident of the State of Alabama (“Miller”) (Integrity, RCC, A. Dreher, G. Dreher, P. Dreher, Filler, Jouhal and Miller are sometimes referred to herein individually as a “Member” and collectively as the “Members”).

R E C I T A L S

A.    The Seller Group Companies are engaged in the business of recycling metals and related materials (the “Business”).

B.    The Seller Group Companies desire to sell, and Buyer desires to purchase and acquire from the Seller Group Companies substantially all of the assets, and assume substantially all of the liabilities related to the Business for the consideration and on the terms set forth in this Agreement.

AGREEMENT

The parties, intending to be legally bound, agree as follows:

1.    Definitions.

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1:

“Accounts Receivable” - as defined in Section 3.8.

“Accrued Vacation” - the vacation earned by employees of the Seller Group Companies prior to the Closing which are (i) accrued as of the Closing in the trial balance of the Company dated as of the Closing Date and delivered within ten (10) business days after the Closing (the “Closing Trial Balance”), (ii) consistent with past conduct of the Business, (iii) earned in the ordinary course of business, and (iv) consistent in character and type with the vacation accrued on the Balance Sheet under the caption “Accrued Interest and Payroll”.

“Acquired Assets” - as defined in Section 2.1.

“Actual Knowledge” - of Seller or any of the Seller Group Companies means the actual knowledge of Byron Kopman, David Romanoff, Tom Hamil, Alan Dreher, George Dreher, Paul Dreher, James Filler, Teja Jouhal, Herbert Miller and Derek Hayden.

“Adjustment Amount” - as defined in Section 2.9.

“Agreement” - as defined in the first paragraph of this Agreement.

“Applicable Contracts” - as defined in Section 3.17(a).

“Assumed Employees” - as defined in Section 11.1.

“Assumed Liabilities” - as defined in Section 2.3.

“Balance Sheet” - as defined in Section 3.4.

“Books and Records” - as defined in Section 2.1(j).

“Business” - as defined in the Recitals of this Agreement.

“Buyer” - as defined in the first paragraph of this Agreement.

“Buyer Closing Documents” - as defined in Section 4.2(a).

“Buyer Indemnified Parties” - as defined in Section 10.1.

“Buyer’s Advisors” - as defined in Section 5.1.

“Cap” - as defined in Section 10.6(b).

“Cap Reduction Date” - as defined in Section 10.6(b).

“Cash Portion” - as defined in Section 2.6.

“Closing” - as defined in Section 2.7.

“Closing Date” - the date and time as of which the Closing actually takes place.

“Closing Trial Balance” - the trial balance of the Seller Group Companies dated as of the Closing Date and prepared in accordance with GAAP on a basis consistent with the basis on which the Balance Sheet and the other financial statements referred to in Section 3.4 were prepared.

“Code” - the Internal Revenue Code of 1986, as amended.

“Consent” - any approval, consent, ratification, waiver or other authorization (including any Governmental Authorization).

“Contamination” - the presence of Hazardous Materials in soil, groundwater, or surface water in amounts or levels above applicable screening values established by the EPA (i.e., EPA Region IX Preliminary Remediation Goals), the Georgia Department of Natural Resources, Environmental Protection Division or the Alabama Department of Environmental Management, as appropriate.

“Contemplated Transactions” - all of the transactions contemplated by this Agreement, including: (a) the sale of the Acquired Assets by the Seller Group Companies to Buyer; (b) the performance by Buyer, the Members and the Seller Group Companies of their respective covenants and obligations under this Agreement; and (c) Buyer’s acquisition and ownership of the Business and exercise of control over the Acquired Assets.

“Contract” - any agreement, contract, obligation, promise or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Current Assets” - the book value of the accounts receivable, other receivables, scrap metal inventories, supply inventories and prepaid expenses (each as reflected on the Closing Trial Balance) and the cash acquired pursuant to Section 2.1(a). The Current Assets shall be calculated in accordance with GAAP, on a basis consistent with the basis on which the Balance Sheet and the other financial statements in Section 3.4 were prepared.

“Eligible Losses” - as defined in Section 10.6(a).

“Employee Benefit Plan” - as defined in Section 3.13(a).

“Employment Agreements” - as defined in Section 2.8(a)(ii).

“Encumbrance” - any charge, claim, condition, encumbrance, lien, pledge, charge or adverse claim affecting title or resulting in a charge against real or personal property, or security interest of any kind.

“Environment” - soil, land, surface water, ground water and ambient air.

“Environmental Law” - any federal, state or local statute, ordinance, or regulation pertaining to the protection of human health or the environment.

“Environmental Liability” - any cost, damages, expense, liability, obligation or other responsibility arising under any Environmental Law (a) for investigation, removal or remedial action, or for response costs for such actions, in response to Contamination at the Facilities or for natural resource damages recoverable under section 107 of the Comprehensive Environmental Response, Compensation and Liability Act or a similar state Environmental Law, or (b) for correcting noncompliance with any Environmental Law. Environmental Liability does not include any liability for personal injury, property damage or other torts or common law claims.

“Environmental Liability Claim” - a claim arising from an Environmental Liability.

“EPA” - United States Environmental Protection Agency.

“Equipment” - as defined in Section 2.1(f).

“ERISA” - the Employee Retirement Income Security Act of 1974 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Escrow Agent” - shall mean a national banking association or a state or federally chartered trust company, mutually agreed to by each of the Buyer and the Member Representative.

“Excluded Assets” - as defined in Section 2.2.

“Excluded Liabilities” - as defined in Section 2.4.

“Excluded Records” - as defined in Section 2.2(c).

“Facilities” - any real property, leasehold or other interest in real property currently owned or operated by any Seller Group Company and any buildings, plants, structures or equipment currently owned or operated by any Seller Group Company at the respective locations of such real property. Notwithstanding the foregoing, “Facilities” shall mean any real property, leasehold or other interest in real property currently owned or operated by any Seller Group Company, including the tangible personal property used or operated by any Seller Group Company at the respective locations of the real property, but shall specifically exclude the Excluded Assets.

“Furniture and Fixtures” - as defined in Section 2.1(l).

“GAAP” - United States generally accepted accounting principles, applied on a basis consistent with the basis on which the Balance Sheet and the other financial statements referred to in Section 3.4 were prepared.

“Governmental Authority” - any domestic or foreign government or political subdivision thereof, whether on a federal, state or local level and whether executive, legislative or judicial in nature, including any agency, authority, board, bureau, commission, court, department or other instrumentality thereof.

“Governmental Authorization” - any approval, consent, license, permit, waiver or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

“Hazardous Activity” - the use, storage, or release of Hazardous Material in, on, under, about or from any of the Facilities in material violation of Environmental Law or which requires a hazardous waste treatment, storage or disposal facility permit under 40 CFR Part 270 or any similar state statute or regulation.

“Hazardous Material” - any substance, material or waste the use, storage or release of which is regulated by Environmental Law.

“HSR Act” - the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Indemnification Claim” - as defined in Section 10.3(a).

“Indemnification Escrow Agreement” - as defined in Section 7.4(b).

“Indemnification Escrow Amount” - Five Million Dollars ($5,000,000) to be deposited by Buyer with the Escrow Agent and to be held and disbursed by Escrow Agent in accordance with the terms and provisions of this Agreement and the Indemnification Escrow Agreement provided that the Indemnification Escrow Agreement shall provide that such Indemnification Escrow Amount shall be reduced to Two Million Dollars ($2,000,000) one (1) year after the Closing and shall be released two (2) years after the Closing, subject in each case to any outstanding claims.

“Indemnitee” - as defined in Section 10.3(a).

“Indemnitor” - as defined in Section 10.3(a).

“Initial Basket” - as defined in Section 10.6(a).

“Insurance Policies” - as defined in Section 3.18.

“Intellectual Property Rights” - as defined in Section 3.22(a).

“Interest” - any membership interest of a limited liability company.

“Interim Balance Sheet” - as defined in Section 3.4.

“Inventory” - as defined in Section 2.1(b).

“IRS” - as defined in Section 3.13(b).

“Knowledge” - (a) of Seller or any of the Seller Group Companies means (i) the Actual Knowledge of Seller, and (ii) with respect to Byron Kopman and David Romanoff, the knowledge of any fact or matter that a prudent individual could reasonably be expected to discover or otherwise become aware of in the course of conducting a reasonably comprehensive investigation regarding the accuracy of any representation or warranty contained in this Agreement; and (b) of Buyer means the actual knowledge of John D. Carter, Gary S. Schnitzer and Kelly E. Lang.

“Leased Real Property” - all interests leased pursuant to real property leases, subleases, licenses and occupancy agreements pursuant to which any Seller Group Company is the lessee, sublessee, licensee or occupant.

“Legal Requirement” - with respect to any Person, any federal, state, local, municipal or other administrative order, constitution, law, ordinance, regulation, statute or rule of any Governmental Authority applicable to such Person or any of its assets or property or to which such Person or any of its assets or property is subject.

“Losses” - as defined in Section 10.1.

“Manager Termination Fee” - as defined in Section 13.

“Material Adverse Effect” - a material adverse effect on the Business of the Seller Group Companies prior to the Closing and of the Buyer after the Closing using the Acquired Assets, as applicable, the Acquired Assets, financial results or results of operations, including, but not limited to, a material adverse effect on the net assets or net income, of the Seller Group Companies in excess of Two Million Dollars ($2,000,000), but excluding any adverse effect resulting from events, changes or market conditions generally affecting businesses or industries similar or related to the Business.

“Member” - as defined in the first paragraph of this Agreement.

“Member Representative” - as defined in Section 10.10.

“MPPA Plan” - as defined in Section 3.13(e).

“New Selma Location” - as defined in Section 12.

“Noncompetition Agreements” - as defined in Section 2.8(a)(iii).

“Occupational Safety and Health Law” - any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, including the Occupational Safety and Health Act, and any program, whether governmental or private (such as those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

“Old Selma Location” - as defined in Section 12.

“Order” - any award, decision, injunction, judgment, order, ruling or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Authority or by any arbitrator.

“Organizational Documents” -

(a)    the articles or certificate of incorporation and the bylaws of a corporation;

(b)    the articles or certificate of organization and the operating agreement of a limited liability company;

(c)    the partnership agreement and any statement of partnership of a general partnership;

(d)    the limited partnership agreement and the certificate of limited partnership of a limited partnership;

(e)    any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person; and

(f)    any amendment to any of the foregoing.

“Owned Real Property” - the real property owned by the Seller Group Companies, together with all other structures, facilities, improvements, fixtures, systems, equipment and items of property presently or hereafter located thereon attached or appurtenant thereto or owned by the Seller Group Companies and located on Leased Real Property and all easements, licenses, rights and appurtenances relating to the foregoing.

“Payables Adjustment” - as defined in Section 2.3(b).

“Payables Threshold” - as defined in Section 2.3(b).

“Permits” - as defined in Section 2.1(k).

“Permitted Encumbrances” means (a) Encumbrances for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which there are adequate reserves on the books, and (b) those items identified on Schedule 3.6.

“Person” - any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Authority.

“Pro Rata Share” - as defined in Section 10.1.

“Proceeding” - any action, arbitration, hearing, investigation, litigation or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Purchase Price” - as defined in Section 2.6.

“Release” - any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, disposal, discharge, dispersal, leaching or migration of Hazardous Material into the Environment.

“Required Regulatory Disclosures” - as defined in Section 14.4.

“Schedules” - shall mean those schedules referred to in this Agreement which have been attached to, and delivered concurrently with the execution of, this Agreement and which are hereby incorporated herein and made a part hereof.

“Seller” - as defined in the first paragraph of this Agreement.

“Seller Closing Documents” - as defined in Section 3.2(a).

“Seller Indemnified Parties” - as defined in Section 10.2.

“Seller Group Company” or “Seller Group Companies” - as defined in the first paragraph of this Agreement.

“Seller Party” or “Seller Parties” - as defined in Section 10.11(b).

“Selma Business” - as defined in Section 12.

“Subsidiary” - with respect to any Person (the “Owner”), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries; when used without reference to a particular Person, “Subsidiary” means a Subsidiary of Seller.

“Tax” - any tax(including any income tax, capital gains tax, sales tax, property tax, gift tax or estate tax), levy, assessment, tariff, duty (including customs duty), deficiency or other fee, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Governmental Authority.

“Tax Return” - any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Third Party Claim” - as defined in Section 10.4.

“Trade Payables” - the trade accounts payable relating to the Inventory and other trade accounts payable relating to the conduct of the Business which are (i) accrued as of the Closing in the Closing Trial Balance, (ii) consistent with past purchases of Inventory, past conduct of the Business and normal payment practices of the Seller Group Companies, (iii) incurred in the ordinary course of business, and (iv) consistent in character and type with the accounts payable accrued on the Balance Sheet under the caption “Accounts Payable.”

“Vehicles” - as defined in Section 2.1(h).

“Vendor Receivables” - as defined in Section 2.1(d).

“WARN Act” - as defined in Section 11.3(a).

“Welfare Plan” - as defined in Section 3.13(f).

“Working Capital Adjustment” - as defined in Section 2.11.

2.    Purchase and Sale of Assets; Assumption of Liabilities; Closing.

2.1    Purchase and Sale of Assets. Subject to the terms and conditions set forth in this Agreement, as of the Closing, the Seller Group Companies shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase, acquire and accept from the Seller Group Companies, all of the right, title and interest of the Seller Group Companies in and to all of the assets (other than the Excluded Assets, as defined in Section 2.2), properties and rights of the Seller Group Companies, of whatever type or description, whether tangible or intangible, and wherever used or held for use by the Seller Group Companies as of the Closing Date (collectively, the “Acquired Assets”). Except to the extent included in the Excluded Assets, the Acquired Assets shall include, without limitation:

(a)    Cash in the amount of Four Hundred Fifty Thousand Dollars ($450,000) and notes receivable and accrued interest arising therefrom;

(b)    All inventory, raw materials, work-in-process and finished goods held by the Seller Group Companies for resale and supplies wherever located (the “Inventory”), together with all rights of the Seller Group Companies against suppliers of the Inventory, including, without limitation, the Seller Group Companies’ rights to receive refunds or rebates in connection with their purchase of such Inventory;

(c)    All Accounts Receivable;

(d)    All vendor receivables in the Business from the Seller Group Companies’ vendors that are classified as rebates, credits, manufacturer charge-backs or receivables on any of the Seller Group Companies’ books and records (the “Vendor Receivables”);

(e)    All of the Seller Group Companies’ rights in, to and under Leased Real Property and Owned Real Property;

(f)    All machinery, equipment, tools, computers, terminals, computer equipment, office equipment, business machines, telephones and telephone systems, parts, accessories, warehouse equipment and the like owned or held by the Seller Group Companies, wherever located, and any and all assignable warranties of third parties with respect thereto (the “Equipment”);

(g)    All of the Seller Group Companies’ right, title and interest in and under Contracts;

(h)    All motor vehicles, trucks, forklifts and other vehicles owned or held by the Seller Group Companies, and all assignable warranties of third parties related thereto (the “Vehicles”);

(i)    All Intellectual Property Rights of the Seller Group Companies;

(j)    All existing data, data bases, websites, books, records, correspondence, business plans and projections, records of sales, customer and vendor lists, advertising materials,

catalogs, price lists, sales and promotional materials, files, papers, and, to the extent permitted under applicable law or regulation, copies of historical personnel payroll (subject to applicable confidentiality requirements) and medical records, if any, of each of the employees of the Seller Group Companies in the possession of any Seller Group Company, including, without limitation, employment applications, corrective action reports, disciplinary reports, notices of transfer, notices of rate changes, other similar documents, and any summaries of such documents regularly prepared by the Seller Group Companies; all reported medical claims made for each employee of the Seller Group Companies; and all manuals and printed instructions of the Seller Group Companies relating to the Acquired Assets and to the operation of the Business (the “Books and Records”);

(k)    All licenses, permits, certificates and Governmental Authorizations of the Seller Group Companies which pertain to or relate to the Business or the Facilities, including, without limitation, those which are required in order to operate the Business at each of the Facilities (the “Permits”), provided, however, such Permits shall be included within the Acquired Assets only to the extent they are lawfully transferable to Buyer;

(l)    All furniture, fixtures and leasehold improvements, wherever located, owned by the Seller Group Companies or in which a Seller Group Company has an interest, and any and all assignable warranties covering such furniture, fixtures and leasehold improvements (“Furniture and Fixtures”);

(m)    All prepaid expenses of the Seller Group Companies; all security deposits and utility deposits of the Seller Group Companies;

(n)    All rights to claims, refunds, causes of action, choses in actions, Proceedings against third parties (including all warranty and other contractual claims (express, implied or otherwise)), rights of recovery, rights of set-off and similar rights of the Seller Group Companies which relate to or arise out of the period after the Closing and relate to the Acquired Assets (unless and only to the extent any such rights are specifically attributable to the Excluded Assets or the Excluded Liabilities, and then less such amount specifically attributable); and

(o)    All telephone and facsimile numbers, listings and advertisements, e-mail addresses and all names under which the Seller Group Companies have conducted their business operations, including, without limitation, the name "Regional Recycling LLC", and all of the Seller Group Companies’ goodwill, rights and benefits associated therewith and the Business.

2.2    Excluded Assets. Notwithstanding anything contained herein to the contrary, the Seller Group Companies shall not sell and Buyer shall not purchase or acquire and the Acquired Assets shall not include the following assets (collectively, the “Excluded Assets”):

(a)    real property located at 1536 N. Beal Extension, Ft. Walton Beach, FL 32548;

(b)    real property located at 1122-28 Union Street, Selma, Alabama 36701, including all real property constituting the Old Selma Location as described in Section 12.1;

(c)    the Seller Group Companies’ membership interest record books, limited liability company record books containing minutes of meetings of managers and members, tax returns and records and such other records having to do with the Seller Group Companies’ organization or capitalization (collectively, the “Excluded Records”);

(d)    all issued and outstanding Interests of any Subsidiary of the Seller Group Companies;

(e)    Employee Benefit Plans of the Seller Group Companies;

(f)    except as set forth in Section 2.1(a), cash and cash equivalents and marketable securities held by the Seller Group Companies as of the Closing;

(g)    all insurance claims (and related policies) and all rights under any insurance policy, insurance reserves and accruals, insurance deposits, including reserves, deposits, dividends, refunds or premium adjustments relating to worker’s compensation, insurance prepayments and all rights thereunder with respect to claims arising prior to the Closing, except and only to the extent such rights are specifically attributable to the Acquired Assets or such policy insures for occurrences that are included in the Assumed Liabilities;

(h)    all of the Seller Group Companies’ rights arising under this Agreement;

(i)    all rights to claims, refunds, causes of action, choses in actions, rights of recovery, rights of set-off and similar rights in favor of the Seller Group Companies of any kind (including, without limitation, with respect to Taxes) relating to or arising out of any period occurring on or prior to the Closing, or relating to the Excluded Assets or Excluded Liabilities (unless and only to the extent any such rights are specifically attributable to the Acquired Assets or the Assumed Liabilities, and then less such amount specifically attributable); and

(j)    those items identified on Schedule 2.2.

2.3    Assumption of Liabilities. Subject to Section 2.4 hereof, as of the Closing, Buyer shall assume and pay, discharge and perform, as and when due the following liabilities and obligations (collectively, the “Assumed Liabilities”):

(a)    all of the executory obligations and liabilities of the Seller Group Companies arising from and after the Closing Date pursuant to the terms of the Contracts and the Permits that are included in the Acquired Assets;

(b)    the Trade Payables; provided that the Trade Payables do not exceed Seven Million Five Hundred Thousand Dollars ($7,500,000) in the aggregate (the “Payables Threshold”) and to the extent such Trade Payables exceed the Payables Threshold, there shall be a dollar-for-dollar reduction to the Purchase Price for the amount that the Trade Payables exceed the Payables Threshold (if any, the “Payables Adjustment”);

(c)    liabilities to the Assumed Employees arising after the Closing Date for which Buyer will be responsible under Section 11, including, without limitation, the Accrued Vacation;

(d)    subject to Section 10, all past, current, and future Environmental Liabilities of the Seller Group Companies with respect to the Facilities arising under any Environmental Law or due to the release of Hazardous Materials or due to the environmental condition of the Facilities~~;~~

(e)    those liabilities identified on Schedule 2.3; and

(f)    any and all liabilities not otherwise enumerated in Section 2.3 which in any way, and to the extent that they, arise out of or are related to or associated with the ownership, possession, use or operation of the Business, the Acquired Assets or any business conducted therewith or therefrom after the Closing, except to the extent the Buyer would have the right to indemnification under Section 10.

2.4    Excluded Liabilities. Buyer shall not assume or become liable for any liability or obligation of any nature whatsoever other than the Assumed Liabilities. The liabilities not being assumed by Buyer pursuant to this Section 2.4 are collectively referred to as the “Excluded Liabilities”. Without limiting the foregoing, the Excluded Liabilities expressly include (a) the outstanding indebtedness for borrowed funds, including indebtedness under lines of credit and long-term debt, of any Seller Group Company, (b) any liability relating to the employment of any person by any Seller Group Company prior to the Closing and (c) any Environmental Liability for facilities not included in the Acquired Assets, including without limitation the Excluded Assets and all other facilities previously owned, leased or operated by any Seller Group Company and all facilities to which a Seller Group Company has sent Hazardous Materials.

2.5    Consent of Third Parties. Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to assign or transfer any interest in any Governmental Authorization, instrument, Contract, lease, Permit or other agreement or arrangement or any claim, right or benefit arising thereunder or resulting therefrom if an assignment or transfer or an attempt to make such an assignment or transfer without the consent of a third party would constitute a breach or violation thereof or affect adversely the rights of Buyer or Seller thereunder; and any transfer or assignment to Buyer of any interest under any such instrument, contract, lease, permit or other agreement or arrangement that requires the consent of a third party shall be made subject to such consent or approval being obtained.

2.6    Purchase Price. In consideration of the transfer of the Acquired Assets and the other undertakings of the Seller Group Companies hereunder, Buyer (a) shall pay to the Seller Group Companies Sixty Five Million Five Hundred Thousand Dollars ($65,500,000), less the amount of the Payables Adjustment, if any (the “Cash Portion”), and (b) shall assume the Assumed Liabilities (collectively, the “Purchase Price”).

2.7    Closing. The closing of the purchase and sale (the “Closing”) provided for in this Agreement will take place at the offices of Greenberg Traurig, LLP at 3290 Northside Parkway, Suite 400, Atlanta, Georgia 30327, at 10:00 a.m. (local time) on the later of (i) September 30, 2005 or (ii) the date that is five business days following the termination of the applicable waiting period under the HSR Act, or at such other time and place as the parties may agree. Subject to the provisions of Section 9, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.7 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

2.8    Closing Obligations. At the Closing:

(a)    Seller Group Companies shall deliver to Buyer:

(i)    such bills of sale, deeds, motor vehicle titles, assignments, endorsements and other good and sufficient instruments and documents of conveyance and transfer as shall be necessary and effective to transfer and assign to, vest in and purchase all of the Seller Group Companies’ right, title and interests in and to the Acquired Assets being sold and conveyed by the Seller Group Companies, including, without limitation, good and valid title in and to all of the Acquired Assets owned by the Seller Group Companies, good and valid leasehold interests in and to all of the Acquired Assets leased by the Seller Group Companies as lessee, and, except as set forth in Section 2.5, all of the Seller Group Companies’ rights under all Contracts;

(ii)    employment agreements, in form and substance mutually satisfactory to the parties thereto, executed by David Romanoff and Byron Kopman (collectively, “Employment Agreements”);

(iii)    noncompetition agreements, in the form of Exhibit 2.8(a)(iii), executed by A. Dreher, G. Dreher, P. Dreher, Filler and Miller, and noncompetition agreements, in form and substance mutually satisfactory to the parties thereto, executed by Integrity, RCC and Jouhal (collectively, the “Noncompetition Agreements”);

(iv)    the Indemnification Escrow Agreement executed by the Seller Group Companies and the Member Representative;

(v)    a certificate executed by the Members and the Seller Group Companies regarding the accuracy of the Members’ and the Seller Group Companies’ representations and warranties contained herein as contemplated in Section 7.1 and the performance by the Members and the Seller Group Companies of their covenants and obligations contained herein as contemplated in Section 7.2;

(vi)    any Consents of third parties under Contracts or otherwise that are necessary for the consummation of the Contemplated Transactions listed on Schedule 7.3, each in form, scope and substance reasonably satisfactory to Buyer; and

(vii)    any Consents of Governmental Authorities that are necessary for the consummation of the Contemplated Transactions, each in form, scope and substance reasonably satisfactory to Buyer.

(b)    Buyer shall deliver to the Seller Group Companies:

(i)    by wire transfer of immediately available funds to the Seller Group Companies, to the account(s) specified by the Seller Group Companies, the Cash Portion of the Purchase Price, less the Indemnification Escrow Amount, and Buyer shall deliver the Indemnification Escrow Amount by wire transfer of immediately available funds to the Escrow Agent;

(ii)    a certificate executed by Buyer regarding the accuracy of Buyer’s representations and warranties contained herein as contemplated in Section 8.1 and the performance by Buyer of its covenants and obligations contained herein as contemplated in Section 8.2;

(iii)    the Employment Agreements, executed by Buyer; and

(iv)    the Indemnification Escrow Agreement, executed by Buyer.

2.9    Proration. Other than pursuant to Section 2.3(b), all of the services and period payables for the Business (including rental charges, utility charges and the like) and all personal or real property taxes (and any other Taxes charged based on the ownership of the Acquired Assets and not operation, activities, receipts or other income of the Business) and similar ad valorem obligations levied with respect to any of the Acquired Assets shall, except as otherwise expressly provided herein, be adjusted and allocated between the Seller Group Companies, on one hand, and Buyer, on the other hand, to reflect the principle that all expenses arising from the operation of the Business before the Closing Date shall be for the account of the Seller Group Companies, and all expenses arising from the operation of the Business from and after the Closing Date shall be for the account of Buyer. Net settlement of the adjustments contemplated under this Section 2.9 shall be made at the Closing to the extent feasible. For items not readily subject to ascertainment at the Closing, settlement of the adjustments contemplated under this Section 2.9 shall be made as soon as practicable after the Closing Date and Buyer, on the one hand, or the Seller Group Companies, on the other hand, may from time to time after the Closing Date prepare and submit to the other one or more post-closing statements. Any such amounts owed and set forth on an accurate post-closing statement shall be offset and such post-closing statement shall show the net amount credited to or charged against the account of Buyer (the “Adjustment Amount”). If the Adjustment Amount is a credit to the account of Buyer, the Seller Group Companies shall pay such amount to Buyer. If the Adjustment Amount is a charge to the account of Buyer, Buyer shall pay such amount to the Seller Group Companies.

2.10    IRS Form 8594 Asset Acquisition Statement. Buyer agrees to obtain, at Buyer’s sole expense, a third-party appraisal for purposes of IRS Form 8594 Asset Acquisition Statement Under Section 1060. Each of the Seller Group Companies and the Members agrees to use this appraisal in completing IRS Form 8594 Asset Acquisition Statement Under Section 1060.

2.11    Working Capital Adjustment. If the Closing Date occurs after September 30, 2005, Buyer, Members and the Seller Group Companies agree that there shall be a working capital adjustment to the Purchase Price (the “Working Capital Adjustment”), calculated pursuant to this Section 2.11. The Working Capital Adjustment shall increase the Purchase Price to the extent the Current Assets as of the Closing Date exceed the sum of the Trade Payables as of the Closing Date and Twenty One Million Five Hundred Thousand Dollars ($21,500,000). The Working Capital Adjustment shall decrease the Purchase Price to the extent the sum of the Trade Payables as of the Closing Date and Twenty One Million Five Hundred Thousand Dollars ($21,500,000) exceeds the Current Assets as of the Closing Date. Seller Group Companies shall deliver the Closing Trial Balance to Buyer within ten (10) business days after the Closing. Within ten (10) business days following (i) the expiration of the ten (10) business day period for giving the Dispute Notice (as defined below), if no such Dispute Notice is given, or (ii) the resolution of any disputes pursuant to this Section 2.11, the parties shall make any payment required under this Section 2.11. Past-due amounts owing under this Section 2.11 shall bear interest at a rate of ten percent (10%) per annum from the date payment is due until the date of payment.

If the Closing Date occurs on or before September 30, 2005, there shall be no Working Capital Adjustment.

In the event that Buyer, in good faith, disputes the Closing Trial Balance or the Working Capital Adjustment, Buyer shall notify the Member Representative in a writing setting forth in detail the items, amount, nature and basis of such dispute (a “Dispute Notice”), within ten (10) business days after receipt of the Closing Trial Balance. In the event of such dispute, Member Representative and Buyer shall first use their diligent good-faith efforts to resolve such dispute between themselves. If Member Representative and Buyer are unable to resolve any items in dispute within twenty (20) business days after delivery of the Dispute Notice, then such unresolved items in dispute shall be submitted to an independent nationally recognized accounting firm with no material relationship to any party hereto (such accounting firm shall be referred to as the “Arbitrator”). Within thirty (30) business days, the Arbitrator shall determine the remaining disputed items and report to Member Representative and Buyer in writing with respect to such items. The Arbitrator’s decision shall be in writing and shall be final, conclusive and binding on all parties. A judgment on the determination made by the Arbitrator pursuant to this Section 2.11 may be entered into and enforced by any court of appropriate jurisdiction. The fees and expenses of the Arbitrator in connection with the resolution of disputes pursuant to this Section 2.11 shall be borne by Buyer if the Arbitrator concludes that the actual Working Capital Adjustment results in a Purchase Price which is equal to or higher than what the Seller Group Companies initially submitted to the Buyer, and otherwise by the Seller Group Companies.

3.    Representations And Warranties Of The Seller Group Companies and Members. Each of the Members, severally, and not jointly, as to itself, and not as to any other Member, and the Seller Group Companies, jointly and severally, represent and warrant to Buyer as follows:

3.1    Organization And Good Standing. Each of the Seller Group Companies is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with full power and authority to conduct its business as it is now being conducted and to own or use the properties and assets that it purports to own or use. Each of the Seller Group Companies is duly qualified to do business as a foreign limited liability company and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

3.2    Authority; No Conflict.

(a)    This Agreement constitutes the legal, valid and binding obligation of each of the Seller Group Companies and each of the Members, enforceable against each of the Seller Group Companies and the Members in accordance with its terms, and upon the execution and delivery by each of the Seller Group Companies and Members of the closing documents contemplated hereunder to which any or all of the Seller Group Companies and the Members are a party (collectively, the “Seller Closing Documents”), the Seller Closing Documents will constitute the legal, valid and binding obligations of such of the Seller Group Companies and Members, enforceable against each of them in accordance with their respective terms, subject, in each case, to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing.  The Seller Group Companies and Members have the right, power, authority and capacity to execute and deliver this Agreement and the Seller Closing Documents and to perform their obligations under this Agreement and the Seller Closing Documents.

(b)    Except as set forth in Schedule 3.2, neither the execution and delivery of this Agreement by the Seller Group Companies and Members nor the consummation or performance of any of the Contemplated Transactions by the Seller Group Companies and Members will, directly or indirectly (with or without notice or lapse of time):

(i)    contravene, conflict with or result in a violation of the Organizational Documents of any Seller Group Company;

(ii)    contravene, conflict with or result in a violation of, or give any Governmental Authority or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which any Seller Group Company, or any of the assets owned or used by any Seller Group Company, may be subject;

(iii)    contravene, conflict with or result in a violation of any of the terms or requirements of or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any Seller Group Company or that otherwise relates to the business of, or any of the assets owned or used by, any Seller Group Company;

(iv)    contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Applicable Contract; or

(v)    result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by any Seller Group Company.

Except as set forth in Schedule 3.2, no Seller Group Company and no Member is or will be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

3.3    Subsidiaries. Schedule 3.3 sets forth a list of all Subsidiaries and their respective jurisdictions of organization. All of the issued and outstanding equity interests of each Subsidiary are owned by Seller.

3.4    Financial Statements. Seller has delivered to Buyer: (a) a consolidated balance sheet of the Seller Group Companies as at December 31, 2004 (including the notes thereto, the “Balance Sheet”), and the related consolidated statements of income and cash flow for the fiscal year then ended, together with the report thereon of Dixon Hughes, independent certified public accountants, (b) an audited consolidated balance sheet of the Seller Group Companies as at December 31, 2003, and the unaudited related consolidated statements of income and cash flow for the fiscal year then ended, (c) an unaudited consolidated balance sheet of the Seller Group Companies as at December 31, 2002, and the related consolidated statements of income and cash flow for the fiscal year then ended, and (d) an unaudited consolidated balance sheet of the Seller Group Companies as at March 31, 2005 (the “Interim Balance Sheet”) and the related unaudited consolidated statements of income and cash flow for the three (3) months then ended. Such financial statements fairly present the financial condition and the results of operations and cash flow of the Seller Group Companies as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, subject, in the case of interim financial statements, to normal recurring year-end adjustments and the absence of notes that may be required by GAAP; the financial statements referred to in this Section 3.4 reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements. The reserves, if any, reflected on the Balance Sheet are in accordance with GAAP and prepared on a basis consistent with all periods described in (b), (c) and (d) above. No financial statements of any Person other than the Seller Group Companies are required by GAAP to be included in the consolidated financial statements of the Seller Group Companies.

3.5    Books And Records. The Books and Records of the Seller Group Companies are complete and correct in all material respects, represent bona fide transactions and have been maintained in accordance with sound business practices and, to the extent the Books and Records are financial statements, GAAP (subject, in the case of interim financial statements, to normal recurring year-end adjustments and the absence of notes that may be required by GAAP).

3.6    Title To Properties; Encumbrances. Schedule 3.6 contains a complete and accurate list of all real property, including all leaseholds or other interests therein, owned by the Seller Group Companies. The Seller Group Companies own (with good and marketable title in the case of real property, subject only to the matters permitted by the following sentence) all the properties and assets (whether real, personal or mixed and whether tangible or intangible) reflected as owned in the books and records of the Seller Group Companies, including all of the properties and assets reflected in the Balance Sheet and the Interim Balance Sheet (except for assets held under capitalized leases disclosed on Schedule 3.6 and personal property sold since the date of the Balance Sheet and the Interim Balance Sheet, as the case may be, in the ordinary course of business), and all of the properties and assets purchased or otherwise acquired by the Seller Group Companies since the date of the Balance Sheet (except for properties and assets acquired and sold since the date of the Balance Sheet in the ordinary course of business and consistent with past practice). The Acquired Assets (whether real, personal or mixed and whether tangible or intangible) are free and clear of Encumbrances except for Permitted Encumbrances.

3.7    Condition And Sufficiency Of Assets. The buildings, plants, structures and equipment of the Seller Group Companies are in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put. The Acquired Assets are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing.

3.8    Accounts Receivable. All accounts receivable of the Seller Group Companies that are reflected on the Balance Sheet or the Interim Balance Sheet or on the accounting records of the Seller Group Companies as of the date hereof (collectively, the “Accounts Receivable”) represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business in accordance with applicable orders, Contracts or customer requirements. Except to the extent paid prior to the Closing Date, such Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserves shown on the Balance Sheet or the Interim Balance Sheet (which reserves are adequate and calculated consistent with past practice). Subject to such reserves, each of such Accounts Receivable either has been or will be collected in full, without any setoff other than those taken in the ordinary course of business for weight and grade adjustments, within ninety (90) days after the day on which it first becomes due and payable. To the Knowledge of Seller, no contest, claim or right of set-off, other than returns in the ordinary course of business, has been asserted by any obligor of an Account Receivable relating to the amount or validity of such Account Receivable.

3.9    Inventory. All Inventory of the Seller Group Companies, whether or not reflected in the Balance Sheet or the Interim Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business, except to the extent written down or reserved against on the Balance Sheet or the Interim Balance Sheet or on the accounting records of the Seller Group Companies as of the Closing Date. The Seller Group Companies are not in possession of any inventory not owned by the Seller Group Companies, including goods already sold. All of the Inventories have been valued at the lower of cost or market value on a consistent last-in-first-out basis. Inventories now on hand that were purchased after the date of the Balance Sheet or the Interim Balance Sheet were purchased in the ordinary course of business of the Seller Group Companies at a cost not exceeding market prices prevailing at the time of purchase. The quantities of each item of Inventories (whether raw materials, work-in-process or finished goods) are not excessive but are reasonable in the present circumstances of the Seller Group Companies.

3.10    No Undisclosed Liabilities. Except as set forth in Schedule 3.10, the Seller Group Companies do not have any liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise) that are greater than

$25,000 individually or $100,000 in the aggregate, except for liabilities or obligations reflected or reserved against in the Balance Sheet or the Interim Balance Sheet and current liabilities incurred in the ordinary course of business since the respective dates thereof.

3.11    Taxes.

(a)    The Seller Group Companies have filed or caused to be filed all Tax Returns that are or were required to have been filed by or with respect to them, either separately or as a member of a group, pursuant to applicable Legal Requirements. The Seller Group Companies have paid, or made provision for the payment of, all Taxes that have become due pursuant to such Tax Returns, or pursuant to any assessment received by any Seller Group Company, except such Taxes, if any, as are listed in Schedule 3.11 and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the Balance Sheet and Interim Balance Sheet. Since December 31, 2001, the Seller Group Companies have not received written notice from any Governmental Authority in a jurisdiction where the Seller Group Companies do not file Tax returns that it is or may be subject to taxation by that jurisdiction. There are no Encumbrances on any of the Acquired Assets that arose in connection with any failure (or alleged failure) to pay any Tax, except for liens for Taxes not yet due or Taxes that are being contested in good faith. Since December 31, 2001, except as set forth on Schedule 3.11, the federal and state income Tax Returns of the Seller Group Companies have not been audited by any applicable taxing authority and the Seller Group Companies have not received any notice of audit from any such taxing authority.

(b)    Except as described in Schedule 3.11, no Seller Group Company has given or been requested to give waivers or extensions of any statute of limitations relating to the payment of Taxes of the Seller Group Companies or for which the Seller Group Companies may be liable.

(c)    The charges, accruals and reserves with respect to Taxes on the books of the Seller Group Companies are adequate to cover the Seller Group Companies’ unpaid liability for Taxes. To the Knowledge of Seller, there exists no proposed tax assessment against any Seller Group Company except as disclosed in the Balance Sheet or in Schedule 3.11. All Taxes that the Seller Group Companies are or were required by Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Authority or other Person.

(d)    All Tax Returns filed by the Seller Group Companies are true, correct and complete in all material respects. There is no tax sharing agreement that will require any payment by any Seller Group Company after the date of this Agreement.

(e)    The Seller is, and has been since February 13, 1998, an eligible entity as defined in Treasury Regulation Section 301.7701-3(b) and Seller has not made any election to be treated as a corporation for federal income tax purposes.

3.12    No Material Adverse Change. Since the date of the Balance Sheet, there has not been any Material Adverse Effect and no event has occurred or circumstance exists that would reasonably be expected to result in such a Material Adverse Effect.

3.13    Employee Benefits Plans.

(a)    Employee Benefit Plans. Schedule 3.13 contains a complete and accurate list setting forth each (i) oral or written employment or consulting agreement to or under which each Seller Group Company is a party or has or may have any actual or contingent liability or obligation, and (ii) employee benefit plan or arrangement sponsored, maintained or contributed to by any Seller Group Company, or with respect to which any Seller Group Company has or may have any actual or contingent liability or obligation (including any terminated plan or arrangement), including but not limited to employee pension benefit plans, as defined in Section 3(2) of the ERISA, multi-employer plans, as defined in Section 3(37) of ERISA, employee welfare benefit plans, as defined in Section 3(1) of ERISA, deferred compensation plans, profit-sharing arrangements, equity plans, bonus plans, commission plans, fringe benefit plans, life, hospitalization, disability and other insurance plans, severance or termination pay plans and policies, and sick pay plans whether or not described in Section 3(3) of ERISA. Each and every such plan, program, agreement or arrangement is hereinafter referred to as an “Employee Benefit Plan.”

(b)    Provision of Documents. With respect to each Employee Benefit Plan, Seller has delivered to Buyer (i) current copies of each such Employee Benefit Plan and related documents; (ii) to the extent applicable, copies of the most recent Internal Revenue Service (“IRS”) determination letter to which any Seller Group Company is entitled to rely based upon IRS pronouncements; and (iii) copies of the most recent Form 5500 annual report and accompanying schedules, the most recent actuarial report (to the extent applicable), and the most recent summary plan descriptions.

(c)    Compliance with Plan Terms and Law. With respect to each Employee Benefit Plan: (i) each has been administered in all material respects in compliance with its terms and with all applicable laws, including, but not limited to, ERISA and the Code; (ii) no actions, suits, claims or disputes are pending, or to Seller’s Knowledge threatened; (iii) no audits, inquiries, reviews, proceedings, claims, or demands are pending with any governmental or regulatory agency; (iv) there are no facts which could give rise to any material liability in the event of any such investigation, claim, action, suit, audit, review, or other proceeding; (v) all premiums, contributions, or other payments required to have been made by law or under the terms of any Contract, agreement or Employee Benefit Plan as of the Closing Date have been timely made in accordance with such plan and applicable law; (vi) all material reports, returns and similar documents required to be filed with any governmental agency or distributed to any plan participant have been duly and timely filed or distributed; and (vii) and to Seller’s Knowledge, no “prohibited transaction” has occurred within the meaning of the applicable provisions of ERISA or the Code.

(d)    Plans Under Title IV of ERISA. With respect to each Employee Benefit Plan that is subject to Title IV of ERISA, as of the Closing Date, the present value of all liabilities that would be “benefit liabilities” under Section 4001(a)(16) of ERISA if benefits described in Code Section 411(d)(6)(B) were included will not exceed the then current fair market value of the assets of such plan (determined using the actuarial assumptions used for the most recent actuarial valuation for such plan and also determined using the actuarial assumptions that would be used upon a plan termination).

(e)    Multi-Employer Plans. Except as set forth on Schedule 3.13, the Seller Group Companies have no liability (including current or potential withdrawal liability) with respect to any multi-employer plans as described in Section 4001(a)(3) (a “MPPA Plan”) and none of the Employee Benefit Plans are MPPA Plans or are plans described in Section 4063(a) or 4064(a) of ERISA.

(f)    Welfare Plans. Except as set forth on Schedule 3.13, (i) no Seller Group Company is obligated under any employee welfare benefit plan as described in Section 3(1) of ERISA (each a “Welfare Plan”) to provide medical or death benefits with respect to any employee or former employee of the Seller Group Companies or their predecessors after termination of employment, except as required under Section 4980B of the Code or Part 6 of Title I of ERISA; and (ii) each Seller Group Company has complied, in all material respects, with the notice and continuation coverage requirements of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, with respect to each Welfare Plan.

(g)    No Other Liabilities. Except as set forth on Schedule 3.13, (i) no Seller Group Company is nor will be obligated to pay separation, severance, termination or similar benefits as a result of any transaction contemplated by this Agreement, nor will any such transaction accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any individual; and (ii) the transactions contemplated by this Agreement will not be the direct or indirect cause of any amount paid or payable by any Seller Group Company being classified as an excess parachute payment under Section 280G of the Code.

3.14    Compliance With Legal Requirements. The Seller Group Companies have obtained all Governmental Authorizations necessary to own, lease or operate their assets and properties and to conduct their business as now conducted and all such Governmental Authorizations remain in full force and effect, except where the absence of which would not reasonably be expected to have a Material Adverse Effect. Schedule 3.14 contains a complete and accurate list of all such Governmental Authorizations held by the Seller Group Companies. Except as set forth in Schedule 3.14, the Seller Group Companies are in material compliance with all Legal Requirements applicable to them and have not received, at any time since December 31, 2001, any written notice or communication from any Governmental Authority or any other Person regarding any actual or alleged violation of, or failure to comply with, any Legal Requirement.

3.15    Litigation. Except as set forth on Schedule 3.15:

(a)    There are no Proceedings, whether pending or, to the Knowledge of Seller, threatened against any Seller Group Company that relates to the Business, or any of the Acquired Assets or Assumed Liabilities, which, together or individually, would reasonably be expected to have a Material Adverse Effect, and to the Knowledge of Seller, no event has occurred or circumstances exist that would reasonably be expected to give rise to the commencement of any such Proceeding;

(b)    There is no Proceeding, whether pending or, to the Knowledge of Seller, threatened with the object of seeking to restrain, enjoin, prevent the consummation of or otherwise challenge this Agreement or any of the Contemplated Transactions, and to the Knowledge of Seller, no event has occurred or circumstances exist that would reasonably be expected to give rise to the commencement of any such Proceeding; and

(c)    The Seller Group Companies are not subject to any Orders or any rules or regulations of any Governmental Authority that, together or individually, had a Material Adverse Effect or that would reasonably be expected to have a Material Adverse Effect, and, to the Knowledge of Seller, no event has occurred or circumstances exist that is reasonably likely to constitute or result in a violation of or failure to comply with any term or requirement of any Order to which the Seller Group Companies or any of the Acquired Assets are subject.

3.16    Absence Of Certain Changes And Events. Except as set forth on Schedule 3.16 hereto or as otherwise contemplated by this Agreement, since the date of the Balance Sheet, there has not been (a) any incurrence, satisfaction or discharge of any liabilities or any Encumbrance on any asset or property of any Seller Group Company other than in the ordinary course of business, (b) any waiver or compromise of any material right of any Seller Group Company, or the cancellation of any material debt or material claim held by any Seller Group Company, (c) any mortgage, pledge, sale, assignment, lease, license or transfer of any tangible or intangible assets of any Seller Group Company other than in the ordinary course of business, (d) any material damage, destruction or loss (whether or not covered by insurance) affecting the assets, properties or business of any Seller Group Company, (e) any increase, direct or indirect, in the compensation (including salary, bonus, insurance or pension benefits) paid or payable to or for the benefit of any officer, employee or consultant of any Seller Group Company other than in the ordinary course of business, (f) any termination, notice of termination or material default in the performance of any Applicable Contract, (g) any change in accounting methods or practices of any Seller Group Company, (h) any failure by any Seller Group Company to satisfy any material debts, obligations or liabilities related to the business, assets or properties of such Seller Group Company as the same become due and owing, (i) any change in the authorized or issued membership interests or other equity interests of any Seller Group Company, or any issuance or grant of any right or option to purchase or otherwise acquire any equity interests of any Seller Group Company; (j) adoption of, amendment to or increase in the payments to or benefits under any Employee Benefit Plan; or (k) any arrangement or commitment by the Seller Group Companies to do any of the foregoing.

3.17    Contracts; No Defaults.

(a)    Schedule 3.17(a) contains a complete and accurate list, and Seller has delivered to Buyer true and complete copies, of the following Contracts to which any Seller Group Company is a party or by which any Seller Group Company or any of its assets are bound, other than any such Contract which is cancelable by such Seller Group Company without breach or penalty on not more than ninety (90) days notice or which involves average annual payments or receipts by such Seller Group Company of less than $50,000 (collectively, the “Applicable Contracts”): (i) any agreement with any labor union or other employee representative of a group of employees relating to wages, hours and other conditions of employment; (ii) any Contract for the performance of services or delivery of goods or materials by or to any Seller Group Company; (iii) any joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or liabilities by any Seller Group Company with any other

Person; (iv) any agreement or indenture relating to the borrowing of money or to the mortgaging, pledging or otherwise placing an Encumbrance on any assets or properties of any Seller Group Company; (v) any guaranty of any obligation for borrowed money; (vi) any lease, license or other agreement under which any Seller Group Company leases, as lessee, or holds or operates any property, real or personal, owned by any other party; (vii) any lease, license or other agreement under which any Seller Group Company leases, as lessor, or permits any third party to hold or operate any property, real or personal, owned or controlled by any Seller Group Company; (viii) any Contract affecting the ownership of or title to the Acquired Assets; (ix) any Contract containing covenants that in any way purport to restrict any Seller Group Company’s business activity or limit the freedom of any Seller Group Company to engage in any line of business or to compete with any Person; (x) any Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods; (xi) any Contract entered into other than in the ordinary course of business that contains or provides for an express undertaking by any Seller Group Company to be responsible for consequential damages; (xii) any Contract for capital expenditures; (xiii) any written warranty, guaranty or other similar undertaking with respect to contractual performance extended by any Seller Group Company other than in the ordinary course of business; or (xiv) any amendment, supplement or modification (whether oral or written) in respect of any of the foregoing.

(b)    Except as set forth on Schedule 3.17(b), each of the Applicable Contracts identified or required to be identified on Schedule 3.17(a) is valid, binding and enforceable against the applicable Seller Group Company and, to the Knowledge of Seller, against the other parties thereto, in accordance with its terms, subject, in each case, to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing. Neither the applicable Seller Group Company nor, to the Knowledge of Seller, any other party to such Applicable Contracts is in default under (nor does there exist any condition that, with notice or lapse of time or both, would cause such a default under) any of the Applicable Contracts, except for any such default which would not reasonably be expected to have a Material Adverse Effect.

3.18    Insurance. The Seller Group Companies have in full force and effect liability, casualty, workers’ compensation, stop-loss and other insurance insuring the business, properties and assets of the Seller Group Companies listed on Schedule 3.18 (the “Insurance Policies”) and such insurance provides coverage for risks normally insured against by a Person carrying on the same business or businesses as the Seller Group Companies. Copies of all such Insurance Policies have been previously delivered or made available to Buyer. The Seller Group Companies are not in default with respect to such Insurance Policies, nor have the Seller Group Companies failed to give any notice or present any claim under any Insurance Policies in due and timely fashion. The Seller Group Companies have paid all premiums due and have otherwise performed all of their obligations under each Insurance Policy. The Seller Group Companies have not received any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or any notice of cancellation or any other indication that any Insurance Policy is no longer in full force or effect or will not be renewed. Since February 13, 1998, the Seller Group Companies have not been refused any insurance coverage and no insurance coverage of the Seller Group Companies has been cancelled. Schedule 3.18 describes any self-

insurance arrangement by or affecting any of the Seller Group Companies, including any reserves established thereunder.

3.19    Environmental Matters. Except as set forth in Schedule 3.19:

(a)    No Seller Group Company has received any order, notice or other communication from (i) any Governmental Authority or private citizen acting in the public interest, or (ii) the current or prior owner or operator of any Facilities, of any actual or potential violation of, or failure to comply with, any Environmental Law, or of any actual or threatened obligation to undertake or bear the cost of any Environmental Liability with respect to any of the Facilities or the Business.

(b)    To Seller’s Knowledge, (i) there are no pending or threatened Environmental Liabilities with respect to or affecting any Facility or the Business; (ii) there has been no Release of any Hazardous Material at or from any Facility that has resulted in Contamination; (iii) there is no Hazardous Activity at any of the Facilities; (iv) there are no underground storage tanks (including tanks that are out of service or have been decommissioned in place) present at any of the Facilities; (v)  the Facilities and the Business are, and all times have been, used, possessed and operated in material compliance with all Environmental Laws; and (vi) Seller has delivered or made available to Buyer true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by, or at any time delivered to, any Seller Group Company pertaining to the environmental condition of the Facilities, or concerning compliance or noncompliance, by any or all of the Seller Group Companies with Environmental Law.

3.20    Employees. Schedule 3.20 contains a complete and accurate list of the names and current annual salary rate or hourly rate of all employees of the Seller Group Companies, which list includes for each such Person the amounts paid or payable as base salary and any bonuses or severance for employees for 2004. Except as set forth on Schedule 3.20, there are no employment agreements between any Seller Group Company and its employees or professional service Contracts not terminable at will relating to such Seller Group Company or its business and operations thereof. The consummation of the Contemplated Transactions will not cause any Seller Group Company to incur or suffer any liability relating to, or obligation to pay, severance, termination or other payments to any Person.

3.21    Labor Relations. Except as set forth on Schedule 3.21, no Seller Group Company is a party to any collective bargaining or other labor Contract and the Seller Group Companies have complied in all material respects with all Legal Requirements relating to employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining and other requirements, the payment of Social Security and similar Taxes and Occupational Safety and Health Law, as well as the terms and provisions of any such collective bargaining or other labor Contract. Except as set forth on Schedule 3.21, since December 31, 2002, there has not been, there is not presently pending or existing and, to the Knowledge of Seller, there is not presently threatened, (a) any strike, slowdown, picketing, work stoppage or, to the Knowledge of Seller, employee grievance process, or (b) any Proceeding against or affecting any Seller Group Company relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission or any comparable Governmental Authority, any organizational activity or other labor or employment dispute against or affecting any Seller Group Company.

3.22    Intellectual Property Rights.

(a)    Set forth on Schedule 3.22 is a complete and accurate list of all licenses or other rights in any technology, patents, patent rights, trademarks, trademark rights, trade names, trade name rights, domain names, service marks, service mark rights, and copyrights (including any pending applications or current registrations for any of the foregoing), software (other than commercially available off the shelf software), inventions, franchises, designs, formulas, processes, trade secrets, know how or other intellectual property or similar items (the “Intellectual Property Rights”) owned or used by the Seller Group Companies in the conduct of their business as currently conducted.

(b)    Except as disclosed on Schedule 3.22, the Seller Group Companies own, or are validly licensed or otherwise have the right to use or exploit, as currently used or exploited, the Intellectual Property Rights and have made, or caused to be made, any payment (whether of a royalty, license fee, compensation or otherwise) which is due and payable on or before the date hereof and required to maintain such Intellectual Property Rights. Except as set forth on Schedule 3.22, (i) there are no claims pending or, to the Knowledge of Seller, threatened, challenging that the Seller Group Companies are infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property Right or that any such Intellectual Property Right is invalid or unenforceable; and (ii) to the Knowledge of Seller, no Person is infringing the rights of any Seller Group Company with respect to any Intellectual Property Right.

3.23    Bank Accounts. Schedule 3.23 contains a complete and accurate list of the names of each bank or other financial institution in which any Seller Group Company has an account or safe deposit box, together with the numbers of such accounts and boxes and the names of all Persons authorized to draw thereon or to have access thereto and the names of all Persons holding powers of attorney from the Seller Group Companies. All cash in such accounts is held in demand deposits and is not subject to any restriction or limitation as to withdrawal. Except as set forth on Schedule 3.23, none of the Seller Group Companies participates in any third-party lockbox arrangement.

3.24    Relationships With Related Persons. No affiliate of any Seller Group Company has any interest in any property (whether real, personal or mixed and whether tangible or intangible) currently used in or pertaining to the Business. Except as set forth in Schedule 3.24, no affiliate of any Seller Group Company is a party to any arrangement or Contract with, or has any claim or right against, any Seller Group Company, other than with respect to Seller’s rights in or relating to its Interests in its Subsidiaries.

3.25    Brokers Or Finders. Except for Lazard Frères & Co. LLC and Mirius Investment Partners, no broker or finder is entitled to any broker’s, banker’s or finder’s fee or other commission in connection with the transactions contemplated hereby as a result of arrangements made by or on behalf of any Seller Group Company.

3.26    Membership of Seller. Schedule 3.26 contains a complete and accurate list of the Members and their percentage interest in the Seller. Such Members are and will be on the Closing Date the beneficial owners of the Interests in the Seller. Except for the Organizational Documents of Seller, there are no Contracts relating to the issuance, sale or transfer of any Interests or other securities of Seller.

4.    Representations And Warranties Of Buyer. Buyer represents and warrants to Seller as follows:

4.1    Organization And Good Standing. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Georgia, with full power and authority to conduct its business as it is now being conducted and to own or use the properties and assets that it purports to own or use.

4.2    Authority; No Conflict.

(a)    This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, and upon the execution and delivery by Buyer of the closing documents contemplated hereunder to which Buyer is a party (collectively, the “Buyer Closing Documents”), the Buyer Closing Documents will constitute the legal, valid, and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, subject, in each case, to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing.  Buyer has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the Buyer Closing Documents and to perform its obligations under this Agreement and the Buyer Closing Documents.

(b)    Except as set forth in Schedule 4.2, neither the execution and delivery of this Agreement by Buyer nor the consummation or performance of any of the Contemplated Transactions by Buyer directly or indirectly (with or without notice or lapse of time):

(i)    contravene, conflict with or result in a violation of any provision of Buyer’s Organizational Documents;

(ii)    contravene, conflict with or result in a violation of, or give any Governmental Authority or other Person the right to challenge, prevent, delay or otherwise interfere with any of the Contemplated Transactions pursuant to, any Legal Requirement or any Order to which Buyer may be subject; or

(iii)    give any Person the right to challenge, prevent, delay or otherwise interfere with any of the Contemplated Transactions pursuant to any Contract to which Buyer is a party or by which Buyer may be bound.

Except as set forth in Schedule 4.2, Buyer is not and will not be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

4.3    Litigation. There is no Proceeding, whether pending or, to the Knowledge of Buyer, threatened with the object of seeking to restrain, enjoin, prevent the consummation of or otherwise challenge this Agreement or any of the Contemplated Transactions, and to the Knowledge of Buyer, no event has occurred or circumstances exist that would reasonably be expected to give rise to the commencement of any such Proceeding.

4.4    Brokers Or Finders. No broker or finder is entitled to any broker’s, banker’s or finder’s fee or other commission in connection with the transactions contemplated hereby as a result of arrangements made by or on behalf of Buyer.

5.    Covenants Of The Seller Group Companies and the Members Prior To Closing Date.

5.1    Access And Investigation. Between the date of this Agreement and the Closing Date, Seller shall cause each Seller Group Company to, (a) subject to prior arrangement with Seller, afford Buyer and its officers, managers, directors, employees, agents, consultants, advisors or other representatives and its prospective lenders (collectively, “Buyer’s Advisors”) reasonable access during normal business hours to the properties, personnel, contracts, books and records and other documents and data of the Seller Group Companies (including the Excluded Records), (b) furnish Buyer and Buyer’s Advisors with copies of all such contracts, books and records and other existing documents and data as Buyer may reasonably request, and (c) furnish Buyer and Buyer’s Advisors with such additional financial, operating and other data and information as Buyer may reasonably request. The access under (a) above shall include, without limitation, such access and opportunity for investigation for Buyer and Buyer’s Advisors to conduct environmental due diligence, including sampling, and such access to Governmental Authorities to speak about and obtain permits and licenses as Buyer may determine is appropriate. Buyer and Buyer’s Advisors shall have access to information related to customers and suppliers of the Seller Group Companies and the right to contact and speak with such customers and suppliers; provided that such access shall be given only to specific persons identified by Buyer, and agreed upon by the parties, who sign nondisclosure agreements for the benefit of the Seller Group Companies each in form, scope and substance satisfactory to the Seller Group Companies.

5.2    Operation of the Business.

(a)    Between the date of this Agreement and the Closing Date, the Seller Group Companies shall use commercially reasonable efforts (i) to conduct the Business only in the ordinary course of business (which shall include expending normal sales efforts, purchasing sufficient inventory to maintain appropriate levels thereof, collecting trade accounts receivable and paying liabilities in a timely manner consistent with past practice), (ii) to preserve intact the present business organization of the Seller Group Companies, (iii) to preserve the good will and current relationships of the Seller Group Companies with customers, providers, independent contractors, employees and other Persons material to the operation of the business of the Seller Group Companies; (iv) to maintain the assets in a state of repair and condition that complies, in all material respects, with Legal Requirements and is materially consistent with the requirements and normal conduct of the Business of the Seller Group Companies; (v) to keep in full force and effect, without material amendment, all material rights relating to the Business of the Seller Group Companies; (vi) to comply, in all material respects, with all Legal Requirements applicable to the operations of the Business of the Seller Group Companies; (vii) to continue in full force and effect the Insurance Policies or substantially equivalent policies; (viii) not to permit any event which would reasonably be expected to have a Material Adverse Effect; (ix) not to permit any action or omission which would cause any of the representations or warranties of the Seller Group Companies or the Members contained herein to become inaccurate or any of the covenants of the Seller Group Companies or the Members to be breached in any material respect; (x) except as required to comply with ERISA or to maintain qualification under Section 401(a) of the Code, not to amend, modify or terminate any Employee Benefit Plan without the express written consent of Buyer, and except as required under the provisions of any Employee Benefit Plan, not make any contributions to or with respect to any Employee Benefit Plan without the express written consent of Buyer, provided that the Seller Group Companies shall contribute that amount of cash to each Employee Benefit Plan necessary to fully fund all of the benefit liabilities of such Employee Benefit Plan on a plan-termination basis as of the Closing Date; (xi) to maintain all Books and Records of the Seller Group Companies relating to the Business in the ordinary course of business; and (xii) to notify Buyer in the event any of them receives notice of any action or proceeding by any Governmental Authority or third party regarding an Environmental Law or other Proceeding.

(b)    Without limiting the generality of clause (a), between the date of this Agreement and the Closing Date, except with the prior written consent of Buyer, the Members and the Seller, as applicable, shall cause each Seller Group Company not to:

(i)    do any act or omit to do any act, or permit any act or omission to act, which would cause a material breach of any of the Applicable Contracts;

(ii)    make any change in its authorized or issued membership interests or other equity interests, or issue or grant any right or option to purchase or otherwise acquire any of its equity interests;

(iii)    directly or indirectly redeem, purchase or otherwise acquire or commit to acquire any of its membership interests or other equity interests or effect a recapitalization or split or reclassification of its membership interests or other equity interests;

(iv)    change its Organizational Documents or other governing instruments;

(v)    sell, lease, abandon, transfer, convey, assign or otherwise dispose of any of its assets other than in the ordinary course of business; or

(vi)    settle, waive good faith defenses to, or otherwise compromise any action or proceeding by any Governmental Authority or any third party regarding an Environmental Law or other Proceeding.

5.3    Required Approvals. As promptly as practicable after the date of this Agreement, Seller shall, and shall cause each Seller Group Company to, make all filings required by Legal Requirements to be made by them in order to consummate the Contemplated Transactions (including all filings under the HSR Act).  Between the date of this Agreement and the Closing Date, Seller shall, and shall cause each Seller Group Company to, (a) cooperate with Buyer with respect to all filings that Buyer is required by Legal Requirements to make in connection with the Contemplated Transactions, and (b) cooperate with Buyer in obtaining all consents identified in Schedule 4.2.

5.4    Supplemental Information. From time to time prior to the Closing, Seller shall promptly disclose in writing to Buyer any matter hereafter arising which, if existing, occurring or known at the date of this Agreement would have been required to be disclosed to Buyer or which would render inaccurate any of the representations, warranties or statements set forth in Section 3 hereof. Should any such matter require any change in the Schedules if the Schedules were dated the date of the occurrence or discovery of any such fact or condition, Seller shall, prior to the Closing Date, deliver to Buyer a supplement to the Schedules specifying such change.

5.5    Best Efforts. Between the date of this Agreement and the Closing Date, the Seller Group Companies shall, and shall cause the Members to, use their best efforts to cause the conditions in Sections 7 and 8 to be satisfied.

6.    Covenants Of Buyer Prior To Closing Date.

6.1    Approvals Of Governmental Authorities. As promptly as practicable after the date of this Agreement, Buyer shall, and shall cause each of its affiliates to, make all filings required by Legal Requirements to be made by them to consummate the Contemplated Transactions (including all filings under the HSR Act). Between the date of this Agreement and the Closing Date, Buyer shall, and shall cause each of its affiliates to, (a) cooperate with Seller with respect to all filings that Seller is required by Legal Requirements to make in connection with the Contemplated Transactions, and (b) cooperate with Seller in obtaining all consents identified in Schedule 3.2.

6.2    Best Efforts. Between the date of this Agreement and the Closing Date, Buyer shall use its best efforts to cause the conditions in Sections 7 and 8 to be satisfied.

7.    Conditions Precedent To Buyer’s Obligation To Close. Buyer’s obligation to purchase the Acquired Assets and to assume the Assumed Liabilities and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

7.1    Accuracy Of Representations. The representations and warranties of the Members and the Seller Group Companies in this Agreement shall be true and correct in all material respects (except those representations and warranties which are qualified as to materiality, which shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date, without giving effect to any supplement to any Schedule hereto delivered under Section 7.6, as if made on the Closing Date.

7.2    Seller’s Performance. The covenants and obligations that the Members and the Seller Group Companies are required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with in all material respects. Seller must have delivered each of the documents required to be delivered by Seller pursuant to Section 2.8.

7.3    Consents. Each of the Consents identified as a Consent on Schedule 7.3 must have been obtained and must be in full force and effect.

7.4    Additional Documents. Each of the following documents must have been delivered to Buyer:

(a)    an opinion of Greenberg Traurig, LLP, dated the Closing Date, in form and substance mutually agreed upon by the parties hereto;

(b)    an escrow agreement, in form and substance mutually satisfactory to the parties thereto, dated as of the Closing, by and among Buyer, the Seller Group Companies, the Member Representative and the Escrow Agent (the “Indemnification Escrow Agreement”), executed by each of the Seller Group Companies, the Member Representative and the Escrow Agent;

(c)    the Employment Agreements, executed by each of David Romanoff and Byron Kopman;

(d)    the Noncompetition Agreements, executed by the each of the holders of Interests of Seller; and

(e)    such other documents as Buyer may reasonably request for the purpose of (i) enabling its counsel to provide the opinion referred to in Section 8.4(a), (ii) evidencing the accuracy of any of the Members’ or Seller Group Companies’ representations and warranties, (iii) evidencing the performance by the Members and the Seller Group Companies of, or the compliance by the Members and the Seller Group Companies with, any covenant or obligation required to be performed or complied with by the Members or the Seller Group Companies, (iv) evidencing the satisfaction of any condition referred to in this Section 7, or (v) otherwise facilitating the consummation or performance of any of the Contemplated Transactions.

7.5    No Proceedings; Injunction. Since the date of this Agreement, there must not have been commenced or threatened against Buyer, or against any Person affiliated with Buyer, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions. There must not be in effect any Legal Requirement or any injunction or other

Order that (a) prohibits the purchase of the Acquired Assets by Buyer from the Seller Group Companies, and (b) has been adopted or issued, or has otherwise become effective, since the date of this Agreement.

7.6    Revised Schedules. Seller shall have delivered to Buyer such supplements to the Schedules or updated information for addition to or inclusion in the Schedules as are necessary to reflect changes in such Schedules as of the Closing Date. If the Closing occurs, all such changes shall be deemed accepted and binding on the Buyer for all purposes, including, without limitation, with respect to Section 10 hereof.

7.7    Severance of Relationships with Related Parties. Seller and the Seller Group Companies shall have severed, terminated, withdrawn from or otherwise ended any Contract, relationship, interest or arrangement with any affiliate of any Seller Group Company, including, without limitation, those Contracts, interests, relationships or arrangements disclosed on Schedule 3.24, but excluding the Members’ rights in or relating to their Interests in Seller and Seller’s rights in or relating to its Interests in its Subsidiaries.

7.8    Permits. Buyer shall have obtained all Permits, necessary as of the Closing Date for the ownership and operation of the Business, which are not being transferred to the Buyer by the Seller Group Companies pursuant to this Agreement.

8.    Conditions Precedent To Seller’s Obligation To Close. The obligation of the Seller Group Companies to sell the Acquired Assets and to take the other actions required to be taken by the Seller Group Companies at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part):

8.1    Accuracy Of Representations. The representations and warranties of Buyer in this Agreement shall be true and correct in all material respects (except those representations and warranties which are qualified as to materiality, which shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date, without giving effect to any supplement to any Schedule hereto delivered under Section 8.6, as if made on the Closing Date.

8.2    Buyer’s Performance. The covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been performed and complied with in all material respects. Buyer must have delivered each of the documents required to be delivered by Buyer pursuant to Section 2.8 and must have made the cash payments required to be made by Buyer pursuant to Section 2.8(b)(i).

8.3    Consents. Each of the Consents identified as a Consent on Schedule 7.3 must have been obtained and must be in full force and effect.

8.4    Additional Documents. Each of the following documents must have been delivered to Seller:

(a)    an opinion of Stoel Rives LLP, dated the Closing Date, in form and substance mutually agreed upon by the parties hereto;

(b)    the Indemnification Escrow Agreement, executed by the Buyer and the Escrow Agent; and

(c)    such other documents as Seller may reasonably request for the purpose of (i) enabling their counsel to provide the opinion referred to in Section 7.4(a), (ii) evidencing the accuracy of any representation or warranty of Buyer, (iii) evidencing the performance by Buyer of, or the compliance by Buyer with, any covenant or obligation required to be performed or complied with by Buyer, (iv) evidencing the satisfaction of any condition referred to in this Section 8, or (v) otherwise facilitating the consummation of any of the Contemplated Transactions.

8.5    No Proceedings; Injunction. Since the date of this Agreement, there must not have been commenced or, to the Knowledge of Seller, threatened against any Seller Group Company any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions. There must not be in effect any Legal Requirement or any injunction or other Order that (a) prohibits the sale of the Acquired Assets by the Seller Group Companies to Buyer, and (b) has been adopted or issued, or has otherwise become effective, since the date of this Agreement.

8.6    Revised Schedules. Buyer shall have delivered to Seller such supplements to the Schedules or updated information for addition to or inclusion in the Schedules as are necessary to reflect changes in such Schedules as of the Closing Date; provided, however, that, except for changes that are permitted by the terms of this Agreement, no change in any Schedule will be binding on the Members and the Seller Group Companies without their prior written consent, not to be unreasonably withheld. Notwithstanding the foregoing, if Closing occurs, all such changes shall be deemed accepted and binding on the Members and the Seller Group Companies, including, without limitation, with respect to Section 10 hereof.

9.    Termination.

9.1    Termination Events. This Agreement may, by notice given prior to or at the Closing, be terminated:

(a)    by either Buyer or Seller if a material breach of any provision of this Agreement has been committed by the other party and such breach has not been waived;

(b)     (i) by Buyer if any of the conditions in Section 7 has not been satisfied as of the Closing Date (other than through the failure of Buyer to comply with its obligations under this Agreement) and Buyer has not waived such condition on or before the Closing Date; or (ii) by Seller, if any of the conditions in Section 8 has not been satisfied as of the Closing Date (other than through the failure of the Seller Group Companies or the Members to comply with their obligations under this Agreement) and Seller has not waived such condition on or before the Closing Date;

(c)    by mutual consent of Buyer and Seller; or

(d)    by either Buyer or Seller if the board of directors of Schnitzer Steel Industries, Inc. shall not have approved the Contemplated Transactions on or before September 26, 2005; provided, however, that the Buyer shall have been in receipt for fourteen (14) business days of full and complete customer and supplier information including, without limitation, volumes, names and contact information, historical and committed pricing, payment terms and other relevant information requested by Buyer;

(e)    by either Buyer or Seller if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before October 31, 2005.

9.2    Effect Of Termination. Each party’s right of termination under Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement will terminate, except that the obligations in Sections 14.1 and 14.5 will survive; provided, however, that if this Agreement is terminated by a party, other than pursuant to Section 9.1(f) or 9.1(g), because of the breach of the Agreement by the other party or because one or more of the conditions to the terminating party’s obligations under this Agreement are not satisfied as a result of the other party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

10.    Indemnification.

10.1    Agreement of Members to Indemnify. Subject to the terms and conditions of this Section 10, each of the Members, severally to the extent of his or its Pro Rata Share (as defined below) of the Losses (as defined below) thereof, and not jointly, agrees to indemnify, defend and hold harmless Buyer and its members, shareholders, officers, managers, directors, agents and representatives (collectively, “Buyer Indemnified Parties”), from, against and in respect of any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses, including without limitation, reasonable attorneys’ fees and expenses (collectively, “Losses”) asserted against, or paid, suffered or incurred by, Buyer Indemnified Parties and resulting from, based upon or arising out of:

(i)    the inaccuracy, untruth or incompleteness of any representation or warranty of any Seller Group Company or any Member contained in or made pursuant to this Agreement or in any certificate, Schedule or Exhibit furnished by Seller in connection herewith;

(ii)    a breach of or failure by any Seller Group Company or any Member to perform any covenant or agreement of any Seller Group Company or any Member made pursuant to this Agreement or in any instrument, certificate, Schedule or Exhibit furnished by Seller in connection herewith; or

(iii)    any Excluded Liability or Excluded Asset.

For purposes of this Section, “Pro Rata Share” for each Member shall mean the total Interests of Seller owned by such Member, as set forth on Schedule 3.26, expressed as a percentage of the total issued and outstanding membership interests in the Seller.

10.2    Agreement of Buyer to Indemnify. Subject to the terms and conditions of this Section 10, the Buyer agrees to indemnify, defend and hold harmless Seller and its respective members, shareholders, officers, managers, directors, agents and representatives (collectively, “Seller Indemnified Parties”) from, against and in respect of any and all Losses asserted against, or paid, suffered or incurred by, Seller Indemnified Parties and resulting from, based upon or arising out of:

(a)    the inaccuracy, untruth or incompleteness of any representation or warranty of Buyer contained in or made pursuant to this Agreement or in any certificate, Schedule or Exhibit furnished by Buyer in connection herewith;

(b)    a breach of or failure by Buyer to perform any covenant or agreement of Buyer made pursuant to this Agreement or in any instrument, certificate, Schedule or Exhibit furnished by Buyer in connection herewith;

(c)    any Assumed Liability; or

(d)    personal injury, property damage or other torts or common law claims arising out of the Release of Hazardous Materials after the Closing Date at any Facility or out of Contamination caused by Buyer.

10.3    Procedures for Indemnification.

(a)    A claim for indemnification under this Agreement (an “Indemnification Claim”) shall be made by a party entitled to be indemnified hereunder (an “Indemnitee”) by delivery of a written notice to the party against whom indemnity is sought (the “Indemnitor”) requesting indemnification and specifying the basis on which indemnification is sought and the amount of asserted Losses and, in the case of a Third Party Claim (as defined below), containing such other information as such Indemnitee shall have concerning such Third Party Claim.

(b)    If the Indemnification Claim involves a Third Party Claim the procedures set forth in Section 10.4 hereof shall be observed by the Indemnitee and the Indemnitor.

(c)    If the Indemnification Claim involves a matter other than a Third Party Claim, the Indemnitor shall have thirty (30) days to object to such Indemnification Claim by delivery of a written notice of such objection to such Indemnitee specifying in reasonable detail the basis for such objection. Failure to timely so object shall constitute a final and binding acceptance of the Indemnification Claim by the Indemnitor, and the Indemnification Claim shall be paid in accordance with subsection (d) immediately below.

(d)    Upon determination of the amount of an Indemnification Claim, whether by agreement between the Indemnitor and the Indemnitee or by any other final adjudication, the Indemnitor shall pay the amount of such Indemnification Claim within ten (10) days of the date such amount is determined.

10.4    Third Party Claims. The obligations and liabilities of the parties hereunder with respect to a claim, suit or proceeding (including, without limitation, a binding arbitration) that is instituted against an Indemnitee by a person or entity other than an Indemnitor and which, if prosecuted successfully, would result in a Loss for which such Indemnitee is entitled to indemnification hereunder (a “Third Party Claim”) shall be subject to the following terms and conditions.

(a)    The Indemnitee shall give the Indemnitor written notice of a Third Party Claim promptly after receipt by the Indemnitee of notice thereof, and the Indemnitor, on behalf of the Indemnitee, may undertake the defense, compromise and settlement thereof by representatives of its own choosing reasonably acceptable to the Indemnitee. The failure of the Indemnitee to notify the Indemnitor of such claim shall not relieve the Indemnitor of any liability that the Indemnitor may have with respect to such claim except to the extent the Indemnitor demonstrates that the defense of such claim is prejudiced by such failure. If the Indemnitee desires to participate in, but not control, any such defense, compromise and settlement, it may do so at its sole cost and expense. If, however, the Indemnitor fails or refuses to undertake the defense of such Third Party Claim within ten (10) days after written notice of such claim has been given to the Indemnitor by the Indemnitee or if at any time thereafter Indemnitor fails to diligently pursue the defense, compromise and settlement of such claim, the Indemnitee shall have the right to undertake the defense, compromise and settlement of such claim with counsel of its own choosing. In the circumstances described in the preceding sentence, the Indemnitee shall, promptly upon its assumption of the defense of such claim, make an Indemnification Claim as specified in Section 10.3 which shall be deemed an Indemnification Claim that is not a Third Party Claim for the purposes of the procedures set forth herein.

(b)    If in the reasonable opinion of the Indemnitee, any Third Party Claim or the litigation or resolution thereof involves an issue or matter which could reasonably be expected to have a Material Adverse Effect on the Indemnitee (including, without limitation, the administration of the Tax Returns and responsibilities under the Tax laws of the Indemnitee), the Indemnitee shall have the right to control the defense, compromise and settlement of such Third Party Claim undertaken by the Indemnitor, and the costs and expenses of the Indemnitee in connection therewith shall be included as part of the indemnification obligations of the Indemnitor hereunder. If the Indemnitee shall elect to exercise such right, the Indemnitor shall have the right to participate in, but not control, the defense, compromise and settlement of such Third Party Claim at its sole cost and expense.

(c)    No settlement of a Third Party Claim involving the asserted liability of the Indemnitor under this Section 10 shall be made without the prior written consent by or on behalf of the Indemnitor, which consent shall not be unreasonably withheld or delayed. Consent shall be presumed in the case of settlements of $15,000 or less where the Indemnitor has not responded within ten (10) business days of notice of a proposed settlement. If the Indemnitor assumes the defense of such a Third Party Claim, (a) no compromise or settlement thereof may be effected by the Indemnitor without the Indemnitee’s consent unless (i) there is no finding or admission of any violation of law or any violation of the rights of any person and no effect on any other claim that may be made against the Indemnitee, (ii) the sole relief provided is monetary damages that are paid in full by the Indemnitors, and (iii) the compromise or settlement includes, as an unconditional term thereto, the giving by the claimant or the plaintiff to the Indemnitee of a release, in form and substance satisfactory to the Indemnitee, from all liability in respect of such Third Party Claim, and (b) the Indemnitee shall have no liability with respect to any compromise or settlement thereof effected without its consent.

(d)    In connection with the defense, compromise or settlement of any Third Party Claim, the parties to this Agreement shall execute such powers of attorney as may reasonably be necessary or appropriate to permit participation of counsel selected by any party hereto and, as may reasonably be related to any such claim or action, shall provide access to the counsel, accountants and other representatives of each party during normal business hours to all properties, personnel, books, tax records, contracts, commitments and all other business records of such other party and will furnish to such other party copies of all such documents as may reasonably be requested (certified, if requested).

10.5    Limited Remedies. If the Closing occurs, except for remedies based upon fraud and except for equitable remedies, the remedies provided in this Section 10 constitute the sole and exclusive remedies for recovery against the Indemnitors based upon the inaccuracy, untruth, incompleteness or breach of any representation or warranty of any Indemnitor contained herein or in any certificate, Schedule or Exhibit furnished by any Indemnitor in connection herewith, or based upon the failure of any Indemnitor to perform any covenant, agreement or undertaking required by the terms hereof to be performed by such Indemnitor. The Indemnification Escrow Amount shall be security for any Indemnification Claim by Buyer against the Members hereunder subject to the limitations herein and in the Indemnification Escrow Agreement.

10.6    Limitations.

(a)    Buyer shall not be entitled to make a claim against the Members for indemnity pursuant to this Section 10 except to the extent that the aggregate amount of Losses incurred by Buyer exceeds $250,000 (the “Initial Basket”) and thereafter Buyer shall not be entitled to make a claim against the Members for any Loss in respect of any individual event or occurrence which does not exceed $25,000 (all such Losses equal to or greater than $25,000 being the “Eligible Losses”). Once the Initial Basket is exceeded, Buyer shall be entitled to indemnification for its Eligible Losses under this Section 10 to the extent such Eligible Losses exceed the Initial Basket.

(b)    The aggregate amount of Losses recoverable by Buyer pursuant to this Section 10 (the “Cap”) shall be limited to an amount equal to fifty percent (50%) of the Purchase Price until one (1) year after the Closing (the “Cap Reduction Date”) and the Cap shall be reduced on the Cap Reduction Date to an amount equal to thirty percent (30%) of the Purchase Price, and Buyer shall not be entitled to make a claim against the Members for indemnity pursuant to this Section 10 to the extent such claim would cause the aggregate amount of Buyer’s Losses indemnified by the Members to exceed the Cap in effect on the date such claim is made; provided, however, that the Cap shall not apply to and shall not limit Buyer’s right to make a claim for indemnity for Losses resulting from the breach of the representations and warranties contained in Section 3.11 (Taxes), Section 3.13 (Employee Benefit Plans) or Section 3.19 (Environmental), or from Excluded Liabilities.

(c)    Any indemnification payments made by the Members, on the one hand, or Buyer, on the other hand, shall be deemed to be and treated for all purposes, including, without limitation, Tax purposes, as adjustments to the Purchase Price.

(d)    Buyer agrees that, in the event of an Indemnification Claim by Buyer hereunder, Buyer shall seek to satisfy such Indemnification Claim first from the Indemnification Escrow Amount as provided in the Indemnification Escrow Agreement and second from the Members directly.

(e)    If the Indemnification Claim relates solely to a breach of any Member’s obligations under any Employment Agreement or Noncompetition Agreement, as the case may be, pursuant to Section 10.1(ii) hereof, Buyer’s Indemnification Claim for such breach may be brought only against the breaching Member(s) and not against any of the nonbreaching Member(s).

10.7    Survival. All representations, warranties and agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Closing. If the Closing occurs, the Members will have no liability (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation of the Seller Group Companies and the Members to be performed and complied with prior to the Closing Date, unless on or before one (1) year after the Closing Date the Members are given notice asserting an Indemnification Claim with respect thereto, except that (a) the representations and warranties set forth in Section 3.11 (Taxes) and Section 3.13 (Employee Benefit Plans) shall survive the Closing Date until sixty (60) days after the expiration of the applicable statute of limitations and Buyer may bring an Indemnification Claim with respect thereto provided that notice asserting such Indemnification Claim is given within such period; and (b) the representations and warranties set forth in Section 3.19 (Environmental Matters) shall survive the Closing Date as described in Section 10.11 hereof. The obligations of the Seller Group Companies and the Members under Section 10.1(iii) (Excluded Liabilities and Excluded Assets) shall survive perpetually. If the Closing occurs, Buyer will have no liability (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, unless on or before one (1) year after the Closing Date Buyer is given notice asserting an Indemnification Claim with respect thereto.

10.8    Subrogation. Upon payment in full of any Indemnification Claim or the payment of any judgment or settlement with respect to a Third Party Claim, the Indemnitor shall be subrogated to the extent of such payment to the rights of the Indemnitee against any person or entity with respect to the subject matter of such Indemnification Claim or Third Party Claim.

10.9    Tax Effect and Insurance. The liability of the Indemnitor with respect to any Indemnification Claim shall be reduced by the tax benefit actually realized and any insurance proceeds received by the Indemnitee as a result of any Losses upon which such Indemnification Claim is based.

10.10    Member Representative.

(a)    Each of the Members hereby consents to, approves and agrees to be personally bound by: (a) the appointment of Byron Kopman as the representative of the Members (together with any other person or persons who may be appointed, in accordance with this Section 10.10, to serve in such representative capacity, the “Member Representative”) for purposes of this Agreement and the Indemnification Escrow Agreement and as the attorney-in-fact and agent for and on behalf of the Members (including their successors and assigns) under this Agreement and the Indemnification Escrow Agreement; and (b) the taking by the Member Representative of any and all actions and the making of any decisions required or permitted to be taken by the Member Representative under this Agreement or the Indemnification Escrow Agreement, including, without limitation, the exercise of the power to: (i) give and receive notices and communications; (ii) agree to, negotiate, enter into settlements and compromises of, commence or defend litigation and demand arbitration and comply with orders of courts and awards of arbitrators with respect to claims by the Buyer Indemnified Parties; (iii) waive any right of any or all of the Members following the Closing with respect to matters set forth in this Agreement or the Indemnification Escrow Agreement or any other agreement contemplated hereby or thereby; and (iv) take all actions necessary or appropriate in the judgment of the Member Representative for the accomplishment of any of the foregoing. Such agency may be changed by the holders of a majority in interest of the Members (based on the Interests owned by each such Member immediately prior to the Closing) from time to time upon not fewer than fifteen (15) days’ prior written notice to the Buyer. No bond shall be required of the Member Representative. Notices or communications to or from the Member Representative shall constitute notice to or from each of the Members.

(b)    The Member Representative shall not be liable for any act done or omitted under this Agreement or the Indemnification Escrow Agreement as Member Representative while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Members shall severally indemnify the Member Representative and hold him harmless against any loss, liability or expense incurred or arising out of or in connection with the acceptance or administration of his duties hereunder, including without limitation legal costs and expenses incurred in connection with his duties under this Agreement or the Indemnification Escrow Agreement, absent any gross negligence, willful misconduct or bad faith on the part of the Member Representative.

(c)    A decision, act, consent or instruction of the Member Representative within the authority of the Member Representative as set forth in Section 10.10(a) shall constitute a decision of all Members and shall be final, binding and conclusive upon each such Member, and the Buyer Indemnified Parties may rely upon any decision, act, consent or instruction of the Member Representative as being the decision, act, consent or instruction of each and every such Member.

10.11    Buyer’s Acknowledgement and Release Related to Environmental Representations and Warranties.

(a)    Except for the Seller Group Companies’ representations and warranties expressly set forth in Section 3.19 of this Agreement, as reliance thereon and enforcement thereof is expressly limited thereby, Buyer waives, and the Seller Group Companies disclaim, all warranties of any type or kind whatsoever with respect to Environmental Liabilities with respect to the Facilities, whether express or implied. The representations and warranties set forth in Section 3.19 of this Agreement shall survive the Closing Date until sixty (60) days after the expiration of the applicable statute of limitations.

(b)    Except for a claim under this Section 10 solely with respect to any breach of the representations and warranties in Section 3.19, and effective as of the Closing, Buyer, for itself and any of its successors and assigns and their Affiliates, hereby irrevocably, absolutely and unconditionally waives its right to recover from, and forever releases and discharges, and covenants not to file or otherwise pursue any legal action against, the Seller Group Companies or any direct or indirect member, manager, trustee, controlling person, officer, attorney, employee, agent, broker or Affiliate of any of the foregoing, and any of their respective heirs, successors, personal representatives and assigns (each, a “Seller Party”, and collectively, the “Seller Parties”), with respect to any and all Environmental Liability Claims with respect to the Facilities.

(c)    Buyer shall not be entitled to make a claim for indemnity pursuant to this Section 10 arising out of facts described with reasonable specificity in reports prepared by Buyer’s environmental consultant Bridgewater Group with respect to environmental conditions. This section shall not apply with respect to any facts about which Seller had Actual Knowledge before Closing and did not disclose those facts on Schedule 3.19.

11. Employees.

11.1    Employment of Employees. On the Closing Date, except as provided in Section 12.3, Buyer shall offer employment to all of the salaried and nonsalaried employees of the Seller Group Companies, who are employed by the Seller Group Companies as of the Closing Date, at substantially equivalent rates of pay and working conditions, respectively, offered by the Seller Group Companies to such employees as of the Closing Date, provided that, subject to any restrictions provided under any collective bargaining or labor contract listed on Schedule 3.21, such employees comply with Buyer’s customary hiring procedures (including drug testing). Employees of the Seller Group Companies who accept such offer of employment from Buyer shall be referred to herein as “Assumed Employees”. Except as specifically set forth herein, the Seller Group Companies shall retain all responsibility for all employees of the Seller Group Companies other than the Assumed Employees and Buyer shall be responsible for all liabilities relating to Assumed Employees accruing from and after the Closing Date. Buyer shall be responsible for all legally mandated continuation coverage for all Assumed Employees and their covered dependents who have a loss of health care coverage due to a qualifying event on or occurring following the Closing Date. To the extent there is any gap in health care coverage for any Assumed Employees between the Closing and the date on which such Assumed Employees will be covered under Buyer’s health care plan, Buyer will pay the cost of any health care coverage during such gap period over and above the amount of the costs funded by each such

Assumed Employee immediately prior to Closing. The Seller Group Companies shall be responsible for all legally mandated continuation coverage for all employees of the Seller Group Companies who are not Assumed Employees and their covered dependents who have a loss of health care coverage due to a qualifying event occurring on or before the Closing Date.

11.2    Credit for Past Service. Buyer shall recognize the service time of all Assumed Employees for all purposes, including eligibility to participate and vesting, in Buyer’s employee benefit plans, including any qualified plan or group health care plan. Buyer agrees to give the Assumed Employees full credit for the accrued vacation, sick time, holiday pay and personal days earned or accrued by them during, and to which they are entitled as a result of, their employment by the Seller Group Companies, by allowing such Assumed Employees such accrued vacation, sick time, holiday pay and personal days as to which such Assumed Employees would have been entitled at the Closing Date under the policies of the Seller Group Companies if such Assumed Employees had remained employees of the Seller Group Companies.

11.3    Warn Act.

(a)    Buyer will be solely responsible for obligations (including notice) under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§2101-2109, and related regulations (the “WARN Act”) that arise based in any part on events that occur on or after the Closing Date with respect to any Assumed Employee or arising as a result of any breach of Buyer’s obligations under Section 11.1. Buyer agrees that, for a period of 60 days after the Closing Date, it will not cause any of the Assumed Employees hired by it to suffer “employment loss”, excluding any employment loss in connection with the completion of a project as contemplated by 29 U.S.C. §2103, for purposes of the WARN Act if such employment loss could create any liability for Seller, unless Buyer delivers notices under the WARN Act in such a manner and at such a time that Seller bears no Liability with respect thereto.

(b)    The Seller Group Companies will be solely responsible for obligations under the WARN Act with respect to any employee of the Seller Group Companies that is not an Assumed Employee, except to the extent provided in Section 11.3(a). The Seller Group Companies agree that, for a period of 60 days after the Closing Date, they will not cause any of their employees to suffer an “employment loss” for purposes of the WARN Act if such employment loss could result in any liability for the Buyer, unless the Seller delivers notices under the WARN Act in such a manner and at such a time that the Buyer bears no liability with respect thereto.

12.    Replacement of Selma Property.

12.1    Operation of Selma Business. After the Closing, Seller agrees to operate the recycling metals and related materials business it currently operates in Selma, Alabama (the “Selma Business”) at its present location (the “Old Selma Location”) until such time as Buyer acquires a replacement location from which to operate the Selma Business (the “New Selma Location”). Seller shall conduct the Selma Business at the direction of the Buyer on the terms and conditions set forth in this Section 12.

12.2    Buyer as Exclusive Supplier and Sole Customer. Seller shall enter into exclusive agreements with Buyer wherein Buyer shall become the exclusive supplier and the sole customer of the Selma Business until Buyer acquires the New Selma Location. Such agreements shall be on terms and conditions which are commercially reasonable and customary in the industry, provided, however, that pricing thereunder shall be limited to Seller’s direct cash cost, including normal out-of-pocket expenses for operations (including, without limitation, claims made against Seller in connection with such operations, net of recovery of insurance proceeds), fuel, property taxes and direct labor, but specifically excluding any amount relating to an Environmental Liability.

12.3    Selma Employees. Seller shall continue to employ the current employees in the Selma Business until Buyer acquires the New Selma Location. Upon acquisition of the New Selma Location, Buyer shall offer employment to all of the employees of the Selma Business on the terms and conditions set forth in Section 11 hereof.

12.4    Acquisition of New Selma Location. For the consideration contemplated herein, Seller shall allow Buyer, in the Buyer’s sole discretion, to exercise the Seller’s option to purchase property in Selma, Alabama as described in the Option to Purchase Realty entered into by Seller with Pioneer Electric Cooperative, Inc. on June 30, 2005 (the “New Selma Option”). Such property upon being so acquired shall constitute the New Selma Location, unless Buyer shall choose to acquire another property in Selma, Alabama, in which case such alternative property shall upon acquisition become the New Selma Location. The exercise of the Seller’s option to purchase this property as well as any other costs to procure and develop the New Selma Location shall be costs borne exclusively by the Buyer. Seller represents and warrants that the New Selma Option is in full force and effect, is binding upon and enforceable against Pioneer Electric Cooperative, Inc. in accordance with its terms and is assignable to Buyer at Closing without consent of Pioneer Electric Cooperative, Inc. or any other person or entity.

12.5    Transfer of Selma Assets to New Selma Location. Upon acquisition of the New Selma Location or within 30 days thereof, Seller shall transfer, move, and deliver the assets of the Selma Business from the Old Selma Location to the New Selma Location. Such transfer shall be done at the Buyer’s expense, with Seller being reimbursed by Buyer for all reasonable and necessary costs arising therefrom. Upon the relocation of the Selma Business to the New Selma Location, all obligations of the Seller under this Section 12 shall cease.

13.    Termination by Kopman or Romanoff. Each of the Members covenants and agrees that, in the event that either or both of Byron Kopman or David Romanoff voluntarily terminates his employment with Buyer prior to the termination of the initial term under his respective Employment Agreement, other than as a result of his death or disability or as otherwise permitted in accordance with the terms of such Employment Agreement, the Members shall be obligated to pay Buyer a manager termination fee in the amount of One Million Dollars ($1,000,000) (the “Manager Termination Fee”). Each of the Members shall be liable to Buyer for his or its Pro Rata Share of the Manager Termination Fee. Upon any such termination of employment which triggers the provisions of this Section 13, Buyer shall provide written notice thereof to the Members and such Manager Termination Fee shall be due and payable to Buyer on the later of (a) forty-five (45) days after delivery of such written notice or (b) ninety (90) days after the effective date of such termination. Under no circumstance shall the Members be liable to Buyer under this Section 13 for more than $1,000,000.

14.    General Provisions.

14.1    Expenses. Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel and accountants. Notwithstanding the foregoing, all transfer, sales, intangibles, recording, documentary, filing and similar Taxes, charges and fees (including, without limitation, the HSR Act filing fee) and all costs associated with preliminary title reports and title policies incurred in connection with the Contemplated Transactions shall be paid by Buyer. Buyer, the Seller Group Companies and the Members shall cooperate in providing each other with any appropriate resale exemption certifications and other similar documentation. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by another party.

14.2    Access to Books and Records. The Seller Group Companies, on the one hand, and Buyer, on the other hand, shall maintain the Excluded Records and the Books and Records included in the Acquired Assets, respectively, in accordance with applicable Legal Requirements and, in any case, for not less than seven (7) years following the Closing Date. Following the Closing Date, the Seller Group Companies, on the one hand, and Buyer, on the other hand, shall afford the other party and its officers, managers, directors, employees, agents, consultants, advisors or other representatives reasonable access during normal business hours to the Excluded Records and the Books and Records included in the Acquired Assets, respectively, and shall promptly provide such copies of the Excluded Records or the Books and Records included in the Acquired Assets as the other party shall reasonably request.

14.3    Post-Closing Cooperation. The Members and the Seller Group Companies agree to cooperate and provide assistance to the Buyer after the Closing, as and to the extent reasonably requested by the Buyer, with respect to insurance claims (with any out-of-pocket expenses to be paid by the Buyer unless otherwise provided under Section 10), the titling of assets, the removal of liens and third-party litigation (with any out-of-pocket expenses to be paid by the Buyer unless otherwise provided under Section 10).

14.4    Public Announcements. Any public announcement or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as Seller and Buyer mutually determine, except that Buyer shall have sole authority and authorization to make public disclosures as necessary or required by the NASDAQ Stock Market or the Securities and Exchange Act of 1934, as amended, and rules and regulations promulgated thereunder provided that Buyer provides prior written notice to Seller of any such disclosures (such disclosures to be referred to as “Required Regulatory Disclosures”) . Unless consented to by the other parties in advance or required by Legal Requirements, prior to the Closing the parties shall keep this Agreement strictly confidential and may not make any disclosure of this Agreement to any Person, other than Required Regulatory Disclosures. Seller and Buyer will consult with each other concerning the means by which the Seller Group

Companies’ employees, customers and suppliers and others having dealings with the Seller Group Companies will be informed of the Contemplated Transactions.

14.5    Confidentiality. Buyer and Seller acknowledge and affirm the respective obligations of Seller and Schnitzer Steel Industries, Inc. under that certain Confidentiality and Non-Disclosure Agreement between them dated February 10, 2005. Without limiting the foregoing, between the date of this Agreement and the Closing Date, Buyer and Seller will maintain in confidence, and will cause the managers, directors, officers, employees, agents and advisors of Buyer and Seller to maintain in confidence, any written, oral or other information obtained in confidence from another party or any Seller Group Company in connection with this Agreement or the Contemplated Transactions, unless (a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Contemplated Transactions, or (c) the furnishing or use of such information is required by or necessary in connection with legal proceedings. If the Contemplated Transactions are not consummated, each party will return or destroy as much of such written information as the other party may reasonably request.

14.6    Notices. All communications or notices required or permitted by this Agreement shall be in writing and shall be deemed to have been given at the earlier of (i) the date of delivery when personally delivered, or (ii) the business day after being properly deposited for delivery by commercial overnight delivery service, prepaid, or (iii) five (5) days after deposit in the United States mail, certified or registered mail, postage prepaid, return receipt requested, and addressed as follows, unless and until either of such parties notifies the other in accordance with this Section of a change of address:

If to Buyer:	RRC Acquisition, LLC
c/o Schnitzer Steel Industries, Inc.
3200 NW Yeon Avenue
PO Box 10047
Portland, OR 97296-0047
Attention: General Counsel

With a copy (which shall
not constitute notice) to:	Sims Moss Kline & Davis LLP
Three Ravinia Drive
Suite 1700
Atlanta, GA 30346
Attention: Gerald B. Kline, Esq.

If to Seller and/or
Member Representative:	Byron Kopman
4502 Hampton Woods Drive
Marietta, GA 30068
With a copy (which shall
not constitute notice) to:	Greenberg Traurig, LLP
3290 Northside Parkway
Suite 400
Atlanta, GA 30327
Attention: Theodore I. Blum, Esq.

14.7    Governing Law; Jurisdiction and Venue. This Agreement shall be construed under the laws of the State of Georgia, without giving effect to conflict of laws principles. Buyer, Members and the Seller Group Companies covenant and agree that the state courts located in Fulton County, Georgia, or in a case involving diversity of citizenship or a federal question, the federal courts located in the Northern District of Georgia shall have exclusive jurisdiction of any action or proceeding under this Agreement or any agreement entered into in connection therewith, and (ii) that service of any summons and complaint or other process in any action or proceeding may be made by registered or certified mail directed to any party at such party’s address set forth in Section 14.6 hereof, each party hereby waiving personal service thereof. Each party hereto hereby agrees that any claim or suit involving this Agreement or any transaction contemplated hereby shall be brought in and decided exclusively by such state or federal courts located in Georgia (and the appropriate appellate courts), and hereby waives any claims or defenses regarding convenience, appropriateness or jurisdiction of such forum.

14.8    Further Assurances. The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

14.9    Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

14.10    Entire Agreement And Modification. This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

14.11    Schedules. Any disclosure made in any Schedule to this Agreement which should, based on the substance of such disclosure, be applicable to another Schedule to this Agreement shall be deemed to be made with respect to such other Schedule regardless of whether or not a specific reference is made thereto; provided, that the description of such item on a Schedule is such that Buyer could reasonably be expected to ascertain that such disclosure would relate to such other provision of this Agreement.

14.12    Assignments, Successors, And No Third-Party Rights. No party may assign any of its rights under this Agreement without the prior consent of the other parties. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of, the successors (including any successor by merger, sale or acquisition) and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

14.13    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. To the extent permitted by, and not in contradiction with the holding of, such court of competent jurisdiction, the parties shall endeavor in good faith to replace the invalid or unenforceable provisions with valid and enforceable provisions, the economic effect of which comes as close as practicable to that of the invalid or unenforceable provisions. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

14.14    Survival. The representations, warranties and agreements of the Members, the Seller Group Companies and the Buyer contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Closing, except as otherwise provided in Section 10.7, and the consummation of the transactions contemplated by this Agreement, and shall bind the legal representatives, assigns and successors of the Members, the Seller Group Companies and the Buyer.

14.15    Section Headings, Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

14.16    Time Of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

14.17    Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. Facsimile counterpart signatures to this Agreement shall be acceptable and binding.

 [SIGNATURES CONTAINED ON FOLLOWING PAGE.]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

BUYER:	SELLER GROUP COMPANIES:

RRC ACQUISITION, LLC	REGIONAL RECYCLING LLC

By: Regional Recycling, Inc.
Its: Manager	By: /s/ Byron Kopman Byron Kopman, Manager

By: /s/ John D. Carter John D. Carter, Chairman, Chief
Executive Officer and President	METAL ASSET ACQUISITION, LLC

By: /s/ Byron Kopman Byron Kopman, General Operating Manager

939 FORTRESS INVESTMENTS, LLC

By: /s/ Byron Kopman Byron Kopman, Manager

FORTRESS APARTMENTS, LLC

By: /s/ Byron Kopman Byron Kopman, Manager

MEMBERS:

INTEGRITY METALS, LLC

By: /s/ Byron Kopman Byron Kopman, Manager

RCC RECYCLING, LLC

By: /s/ David Romanoff David Romanoff, Manager

Signature Page No. 1 to Asset Purchase Agreement

/s/ Alan Dreher Alan Dreher

/s/ George Dreher George Dreher

/s/ Paul Dreher Paul Dreher

/s/ James J. Filler James J. Filler

/s/ Teja Jouhal Teja Jouhal

/s/ Herbert Miller Herbert Miller

Signature Page No. 1 to Asset Purchase Agreement